UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

GOLD CREST MINES, INC.
(Name of Small Business Issuer in its charter)

State of Nevada
(State or other jurisdiction of incorporation or organization)

(I.R.S. Employer Identification No.)

1017 Washington Mutual Financial Center
601 West Main Avenue
Spokane, Washington
(Address of principal executive offices)

99201
(Zip Code)

Issuer's telephone number (including area code) **(509) 462-0315**

Securities to be registered under Section 12(b) of the Act.

Title of each class
None

Name of each exchange on which each class is to be registered:
Not Applicable

Securities registered under Section 12(g) of the Act: **Common Stock**
(Title of class)

ITEM 1.   DESCRIPTION OF BUSINESS

History

Silver Crest Mines, Inc. the Company's predecessor was incorporated under the laws of the State of Idaho in 1968. The Company was organized to develop mineral properties located in the State of Idaho.   The Company's initial and subsequent efforts in the acquisition, exploration and development of potentially viable and commercial properties were unsuccessful. The Company has a history of losses and no revenues from operations. The Company's capital needs have historically been met by the issuance of securities either through private placements, the issuance shares for debt or the joint venture or lease of mineral properties. In June 2003, the Company merged into its wholly-owned subsidiary, Silver Crest Resources, Inc. for the purpose of changing the Company's state of domicile to Nevada.

The Company was thereafter dormant until the completion of the share exchange with Niagara Development Company in August, 2006. Under the terms of the share exchange, the Company acquired all of the issued and outstanding shares of Niagara in exchange for 37,500,000 shares of the Company's common stock. Through the share exchange we acquired exploration properties in Alaska and Idaho. We intend to conduct mineral exploration and evaluation for determining economic viability for further development of these properties. There are no proven or probable reserves on any of the Company's properties.

The Company is registering its shares under the Securities Exchange Act of 1934 (the "Exchange Act") for the purpose of becoming a reporting company. The Company believes that it will be better able to finance its operations if it is a reporting company. Management believes the benefits of becoming a reporting company include the ability to obtain support of market makers, facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for stock options or similar benefits to key employees, providing liquidity for all shareholders by qualifying to list on the NASDAQ supervised Bulletin Board.

Environmental Matters

The Company's two properties have been the subject of state and federal contacts concerning environmental matters. Based upon contact with both state and federal regulators, the Company is not aware of any material liability for environmental matters relating to its properties.

Risk Factors

The Company's business is subject to numerous risk factors, including the following:

- Mineral exploration and development is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the Company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

► There are numerous uncertainties inherent in estimating proven and probably reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

► The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals such as copper, silver and gold fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the market price of silver or copper should drop dramatically, the value of the Company's exploration properties could also drop dramatically, and the Company might not be able to recover its investment in those properties. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commence of production can drastically affect the economics of a mine.

► Our ability to produce gold, silver and copper in the future is dependent upon our exploration efforts, and our ability to develop ore reserves. If prices for these metals decline, it may not be economically feasible for us to continue our development of a project or to continue commercial production at some of our properties.

► In the event that we bring any properties into production, our ability to sustain or increase any production of metals will depend, in part, on our ability to develop new orebodies and/or expand existing operations. Before we can begin a development project, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

- reserves;
- expected recovery rates of metals from the ore;
- facility and equipment costs;
- capital and operating costs of a development project;

- future metals prices;
- comparable facility and equipment costs; and
- anticipated climate conditions.

Development projects may have no operating history upon which to base these estimates, and these estimates are based in large part on our interpretation of geological data, a limited number of drill holes and other sampling techniques. As a result, actual cash operating costs and returns from a development project may differ substantially from our estimates as a result of which it may not be economically feasible to continue with a development project.

► Ore reserve figures and costs are primarily estimates and are not guarantees of recovery of the indicated quantities of these metals. Reserves are estimates made by technical personnel and no assurance can be given that the estimate of the amount of metal or the indicated level of recovery of these metals will be realized. Reserve estimation is an interpretive process based upon available data. Reserve estimates for properties that have not yet started production may change based on actual production experience. Further, reserves are valued based on estimates of costs and metals prices. The economic value of ore reserves may be adversely affected by:

- declines in the market price of the various metals we mine;
- increased production or capital costs; or
- reduced recovery rates.

However, if the price of metals declines substantially below the levels used to calculate reserves for an extended period, we could experience:

- delays in new project development;
- increased net losses;
- reduced cash flow;
- reductions in reserves; and
- possible write-down of asset values.

► Mineral exploration, particularly for gold, silver and copper, is highly speculative. It involves many risks and is often nonproductive. Even if we find a valuable deposit of minerals, it may be several years before production is possible. During that time, it may become economically unfeasible to produce those minerals. Establishing ore reserves requires us to make substantial capital expenditures and, in the case of new properties, to construct mining and processing facilities. As a result of these costs and uncertainties, we may not be able to expand or replace our existing ore reserves as they are depleted by current production.

Mines have limited lives and as a result, mining companies continually seek to replace and expand their reserves through the acquisition of new properties. In addition, there is a limited supply of desirable mineral lands available in the United States and other areas where we would consider conducting exploration and/or production activities. Because we face strong competition for new properties from other mining companies, most of whom have greater financial resources than we do, we may be unable to acquire attractive new exploration properties on terms that we consider acceptable.

- Our business is subject to a number of risks and hazards including:

  - environmental hazards;
  - industrial accidents;
  - labor disputes;
  - unusual or unexpected geologic formations;
  - cave-ins;
  - explosive rock failures; and
  - flooding and periodic interruptions due to inclement or hazardous weather conditions.

  Such risks could result in:

  - damage to or destruction of mineral properties or producing facilities;
  - personal injury;
  - environmental damage;
  - delays in exploration, development or mining;
  - monetary losses; and
  - legal liability.

  For some of these risks, we may be able to obtain insurance to protect against these losses. However, we may not be able to obtain this insurance, particularly if there are significant premiums. Insurance against environmental risks is generally either unavailable or too expensive for us and other companies in our industry, and, therefore, we do not intend to maintain environmental insurance. To the extent we are subject to environmental liabilities, we would have to pay for these liabilities. Moreover, in the event that we are unable to fully pay for the cost of remedying an environmental problem, we might be required to suspend operations or enter into other interim compliance measures.

- In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain permits are contingent upon many variables not within our control. Obtaining environmental protection permits, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation of a mine or mines.

- Our business is subject to extensive federal, state and local laws and regulations governing development, production, labor standards, occupational health, waste disposal, use of toxic substances, environmental regulations, mine safety and other matters. New legislation and regulations may be adopted at any time that results in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties. Various laws and permits require that financial assurances be in place for certain environmental and reclamation obligations and other potential liabilities. The amount of the financial assurances and the amount required to be set aside by us as collateral for these financial assurances will be are dependent upon a number of factors, including our financial condition, reclamation cost estimates, development of new projects and the total dollar value of financial assurances in place.

- Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

- The validity of unpatented mining claims, which constitute a significant portion of the Company's property holdings in the United States, is often uncertain, and such validity is always subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple. The Company has not yet filed a patent application for any of its properties that are located on federal public lands in the United States and, under proposed legislation to change the General Mining Law, patents may be hard to obtain. Although the Company has attempted to acquire satisfactory title to its undeveloped properties, the Company does not generally obtain title opinions until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

- We have limited financial resources, do not generate operating revenue, and must finance our operations by other means. We do not know whether additional funding will be available for further exploration and development of our projects. If we fail to obtain additional financing, we will have to delay or cancel further exploration and development of our properties and we could lose all of our interest in our properties.

   If our exploration programs successfully locate an economic ore body, additional funds will be required to place it into commercial production. Substantial expenditures would be required to establish ore [reserves] through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

- We have had no revenues or earnings from operations. We have no significant assets or financial resources. As a mineral exploration company, we will sustain operating expenses without corresponding revenues. This will result in us incurring net operating losses that will increase continuously until we can bring a property into production or lease, joint venture or sell any property we may acquire.

► We compete with other mineral exploration and mining companies, many of which have greater financial resources than us or are further in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire, or at all.

► Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

► In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for our Common Shares will be subject to market trends generally, notwithstanding our potential success in delineating mineral resources.

► You should not rely on an investment in our common stock to provide dividend income, as we do not plan to pay cash dividends on our common stock in the foreseeable future. Thus, if you are to receive any return on your investment in our common stock, it will come from the appreciation, if any, in the value of the common stock. The payment of future cash dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing, including our earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors.

► Shares of our common stock have a limited public market. Although the shares are currently traded on the Pink Sheets, we cannot assure you that an active and liquid trading market will develop for our shares. Such a failure may have a material adverse impact on the market price of the shares and the ability of a purchaser to dispose of the shares in a timely manner or at all.

► There is no assurance that any of the claims we explore or acquire will contain commercially exploitable reserves of minerals. Exploration for natural resources is a speculative venture involving substantial risk. Hazards such as unusual or unexpected geological formations and other conditions often result in unsuccessful exploration efforts. We may also become subject to significant liability for pollution, cave-ins or hazards, which we cannot insure or which we may elect not to insure.

► Our competition in the mining industry includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional financing on terms we consider acceptable. We also compete with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration program may be slowed down or suspended.

- We have not found any mineral reserves on our claims and there can be no assurance that any of the mineral claims we intend to explore will contain commercial quantities of any minerals. Even if we identify commercial quantities of minerals in any of our claims, there can be no assurance that we will be able to exploit the reserves or, if we are able to exploit them, that we will do so on a profitable basis.

- The probability of an individual prospect ever having reserves is remote. In all probability, our properties do not contain any reserves. As such, any funds spent on exploration could be lost which will result in a loss of your investment.

- Our common stock is quoted on the Pink Sheets. Trading in stock quoted in the Pink Sheets is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of our common stock for reasons unrelated to operating performance. Moreover, the Pink Sheets is not a stock exchange, and trading of securities on the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system like Nasdaq or a stock exchange like Amex. Accordingly, shareholders may have difficulty reselling any of the shares.

- Our stock is a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

In addition to the "penny stock" rules promulgated by the Securities and Exchange Commission, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock.

Employees

We currently have one employee.   We intend to utilize the services of consultants and contractors to provide additional services to the Company.

Competition

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company competes for the opportunity to participate in promising exploration projects with other entities, many of which have greater resources than the Company. In addition, the Company competes with others in efforts to obtain financing to explore and develop mineral properties.

Regulation

The Company's activities in the United States are subject to various federal, state, and local laws and regulations governing prospecting, development, production, labor standards, occupational health and mine safety, control of toxic substances, and other matters involving environmental protection and taxation. It is possible that future changes in these laws or regulations could have a significant impact on the Company's business, causing those activities to be economically reevaluated at that time.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

The Company intends to engage in exploration work on its Kisa group of claims. The work program for the next 12 months includes airborne aeromagnetic and electromagnetic surveys, geologic mapping, soil, stream sediment and rock chip sampling, ground geophysical surveys and diamond drill testing of three prospects on Kisa claim group.

The Company is voluntarily registering its common stock under the Securities Exchange Act of 1934. After completion this registration it is the Company's intention to obtain a listing on the NASDAQ Supervised OTC Bulletin Board. The Company believes that listing on the OTCBB will facilitate the Company's efforts to obtain additional equity financing.

The Company does not anticipate a significant change in the number of employees during the next 12 months. The Company intends to rely upon the use of outside consultants to provide services to the Company. These plans could change depending upon the timing and nature of any additional acquisitions of mineral exploration properties (none of which are under consideration at this time). The Company has adequate financial resources to meet its financial obligations for the next 12 months.

ITEM 3.   DESCRIPTION OF PROPERTY

ALASKA

Summary

This information is an overview of the geologic characteristics, alteration and mineralization styles, past work completed, existing drill targets and work program. The information is preliminary in nature as data collection and compilation is still in progress. Previous workers located and prospected, but never drilled, two significant precious metal showings in a remote, highly prospective portion of the Kuskokwim Mineral Belt nearly 20 years ago. Both of the showings show striking similarities in mineralization style, alteration and general geologic characteristics to Nova Gold Resources and Placer Dome's (now Barrick's) Donlin Creek project and other major Kuskokwim Mineral Belt gold deposits.

Location and Access

The Kisa project area is situated in a mountainous, high relief area located approximately 90 miles southeast of Bethel, Alaska. The project area lies along the boundary between the Bethel and Bristol Bay Recording Districts in southwest Alaska on State of Alaska lands. Bethel is the nearest community with full, year-round services. Commercial barge service from Anchorage is available from late May through early October at Bethel.

A series of large glacial lakes (Aniak, Kisaralik, Gold, Arnie, Cascade) provide good float plane access to most of the project area and serve as staging points for crews, fuel deliveries and camp locations. The effective work season in the project area is from July through September. The lakes in the immediate area typically remain frozen and snow covers ridges and upper slopes until late June or early July. Currently personnel and equipment access to the area is limited to float planes capable of landing on Kisaralik Lake, Gold Lake, Aniak Lake or Cascade Lake or via helicopter. Relief from the valley floors to ridge crests is on the order of 3000-4500 feet.

There currently are no permanent camp facilities in the project area near the prospects. Field work conducted by Gold Crest Mines, Inc. staff during 2006 was based at small tent camps located along the northwestern bank of Kisaralik Lake and an unnamed lake just north of Gold Lake. The 2006 geophysical surveys were staged out of NYAC Mining Company's camp on Calista Native Corporation's lands at NYAC approximately 35 miles to northwest.

Geologic Setting and Deposit Types

The Kisa and GL prospects are situated within the Kuskokwim Mineral Belt; a complexly deformed regional sequence of sedimentary, volcanic and intrusive rocks exposed in a belt several hundred miles long extending from south-central through southwest Alaska to the coast. Kuskokwim Group sedimentary rocks are intruded by a complex assemblage of igneous rocks that range from calcalkaline to alkaline andesitic to rhyolitic volcanics and intrusive equivalents. Isotopic age dating indicates several pulses of intrusive activity falling into two groups in the mid-Cretaceous (95-100 million years before present) and early Tertiary (60 to 70 million years before present). Both of these igneous events appear to be genetically and spatially associated with major mineral deposits and most mineral showings within the belt. The claim groups are situated at a major flexure in the primary regional fault system, the northeast-trending Denali-Farewell fault complex, and are situated where the Denali-Farewell system intersects the north-south trending Aniak-Thompson Falls fault system.

Historically the Kuskokwim Mineral Belt has been a major placer and lode gold producer as well as the major source of mercury in Alaska since the turn of the 20th century. Recent regional- to deposit-scale investigations by industry, academic institutions and government workers have helped better define the alteration styles, deposit types and geologic controls in the Mineral Belt. This work has been spurred on by the discovery of major gold deposits throughout the northern and central portion of the belt, including the largest known deposit in the belt, the Donlin Creek deposit located approximately 250 km to the northwest. The Kisa and GL prospects are located in the more remote and high relief portions of the belt.

Current Program

During 2006, Niagara Development Corporation (subsequently acquired by Gold Crest Mines, Inc.) acquired the Kisa and GL prospects with the intent of drilling the main showings as soon as permits were in place and drill rigs could be mobilized (planned for 2007). In addition, plans call for following up on numerous stream sediment and color anomalies in the area as a district-scale exploration play.

During late 2006, the company staked additional mining claims and prospecting sites covering a total of approximately 22,500 acres of State of Alaska-owned lands in 5 claim groups including the Kisa, GL, Ako, Little Swift, Gossan Valley. These mining claims and prospecting sites were located in areas of known or suspected precious metal occurrences and will be evaluated during the 2007 season and beyond as warranted.

As part of the 2006 exploration program, the Company contracted with a geophysical survey contractor who completed approximately 1100 line-kilometers of aeromagnetic and electromagnetic surveys over portions of the project area in the late fall of 2006. Additional surveys are planned for the spring of 2007. The purpose of the airborne geophysical surveys are to assist in identifying additional potentially mineralized dike swarms, intrusive complexes, fault systems and aid in refining the geologic maps for the area – with the ultimate goal to locate additional areas in this highly prospective, but poorly prospected terrain.

In addition to the airborne geophysical surveys, the Company contracted an airborne LIDAR survey (laser altimetry) to produce extremely detailed topographic base maps for the Kisa and

GL claim groups. These high precision base maps will be used to facilitate drill hole site planning, assist in the permitting process and to aid in accurate detailed geologic mapping and structural analyses.

Two of the claim groups, the Kisa and GL claim groups were mapped and sampled at reconnnaissance scale to provide information necessary for permit preparation and siting of exploration drill holes. The 2006 program confirmed previously work on the prospects and identified additional areas of alteration and gold mineralization warranting further exploration efforts.

Prospect Description

Kisa Prospect

The Kisa prospect consists of a narrow, linear, northeast trending ridge held up with hornfelsed Kuskokwim Group sedimentary rocks intruded by silicified and locally argillic altered rhyolite to gabbroic dikes and sills. Several northwest-trending spurs off the main ridge appear to be related to crosscutting dikes of a different age and composition. Alteration present in the complex includes strong silica-carbonate alteration with a pronounced As-Bi-W-Mo-Sb-Au geochemical signature. These geochemical associations are similar to those known from other gold deposits within the Kuskokwim Mineral Belt including the producing Fort Knox Mine and advanced exploration projects at Donlin Creek to the north and Shotgun Hills to the east. Alteration styles observed during mapping and sampling including stockwork quartz and sulfide veining, argillic and prophyllitic alteration along fractures and pervasive silicification.

There are several large-footprint prospects within the Kisa claim group that are planned for drilling in 2007. The primary drill target, known as the **Kisa Breccia** prospect, is located at the intersection of several mapped structural zones and topographic linears evident in aerial photography. A poorly exposed, extensively silica-carbonate-sulfide altered breccia body is located along a ridge crest and steep, north-facing valley walls. The breccia is composed of a mixture of altered sedimentary and igneous clasts, many of which exhibit multiple generations of veining and brecciation. The breccia body is exposed over an area approximately 300 meters wide x 500 meters long and roughly 250 meters high. Systematic rock chip samples from outcropping exposures of this breccia average over 1.25 grams per tonne gold with select samples rock chip samples up to 7 grams per tonne. At least three, but possibly five separate igneous rock types are present in the breccia body. The heterolithic nature and complex alteration assemblages as well as the textural characteristics suggest a potential volcanic neck or diatreme. The physical, geochemical and mineralogical characteristics of the breccia possibly reflect a diatreme complex similar to those found in many Pacific Rim porphyry gold systems such as Kidston, Australia which produced over 4 million ounces gold. The breccia is the primary drill target at Kisa.

The **Golden Dike** prospect includes the rocks exposed on and under a prominent northeast trending ridgeline running through the center of the Kisa claim group. The ridge contains numerous silica-carbonate-sulfide altered felsic rhyolite dikes and sills exposed over an area 300 meters wide x 3000 meters long with at least 200 meters of exposed vertical extent. Float mapping, aerial photographic linears and airborne geophysical data suggest the dike swarm may extent in both directions under talus covered slopes and into the adjacent valleys. Sedimentary rocks are heavily iron oxide stained and fractured in the hornfelsed zones adjacent to and along the dike and sill margins and contain various oxidation products after sulfides. The dikes are often bleached, silicified and typically contain disseminated to stockwork sulfide veining. The large spatial extent and intense alteration associated with gold in amounts > 0.1 gram per tonne in nearly all the samples collected from this dike swarm and the heavily iron-stained host rocks suggest the presence of a major mineralized system at the surface and underlying the ridge. Similar dikes swarms and alteration zones are associated with the mineralized zones in the Donlin Creek deposit.

The **Pirate's Pick** prospect is located in the northern portion of the Kisa claim group and consists of a large northwest-trending quartz-carbonate-sulfide veined fault zone. The intensely stockwork-veined fault is intermittently exposed over the crest and flanks of a small ridge in an area roughly 200 meters wide x 350 meters long with several hundred meters of exposed vertical extent. The fault occurs along the northern end of the ridge hosting the dike-sill complex and field evidence suggests the fault may offset and displace the dike swarm. The average of 18 rock chip samples collected from this zone is 1.95 grams per tonne gold.

Additional targets occur along the projections of the dike swarms and faults systems into the adjacent talus covered slopes and glacial drift filled valleys, but will require additional work prior to definition of drill targets. Several small rubble crop and/or outcrop showings along the valley edge to the northwest of the main ridge contain anomalous pathfinder element suites and gold values. These showings correspond with a marked airborne magnetic geophysical anomaly identical to that over the main ridge to the southeast and make an intriguing target.

GL Prospect

At the GL claim group covers a broad, bright red, iron oxide stained, northwest trending ridge several miles long and nearly a mile wide adjacent to Gold Lake. The claim group contains at least two generations of crosscutting igneous dikes and sills similar to the Kisa showing and drill targets have been defined at several prospects within the claim package.

The **Gossan Ridge** prospect consists of a banded quartz-sulfide vein system that runs along the crest and flanks of rust-colored ridgeline exhibiting heavily iron oxide-staining reflecting weathering and oxidation of widespread disseminated sulfides in the rocks exposed along the ridge. The vein system and most intense alteration zone has an exposed strike length of over 500 meters and exposed widths up to 20 meters. Samples from the vein system consistently carry highly anomalous gold and pathfinder elements with select samples running up to 10 grams per tonne gold and 200 grams per tonne silver. The vein system appears to be associated with a series of porphyritic dikes that have produced pervasive and intense hydrothermal alteration of the host sedimentary rocks. As at Kisa, this widespread alteration and presence of multiple phases of igneous activity suggest the presence of a large igneous body at depth. Additional prospecting work and geophysical surveys will be used to better define drill targets at this prospect.

The **Golden Alder** prospect consists of a linear fault zone exposed along the bottom and valley walls of a small drainage over a strike length of approximately 600 meters. Soils collected over covered areas on the valley walls and adjacent uplands suggests the zone may be as wide as 200 meters. A pronounced circular airborne geophysical anomaly underlies a portion of the fault system and its projection into an alluvium covered area and may represent a leakage halo emanating from a potentially mineralized intrusion at depth beneath the fault zone. The average of 18 rock chip samples collected from this structural zone average over 1.5 grams per tonne gold.

Work Program

1) Complete airborne aeromagnetic and electromagnetic surveys over the district;
2) Complete geologic mapping of existing mineral showings and other prospects to better define areas of known or suspected gold mineralization;
3) Detailed and reconnaissance level soil, stream sediment and rock chip sampling over known or suspected mineral showings in area;
4) Complete of 60-80 line miles of ground geophysical surveys over mineralized dike swarm and fault zone projections into covered valley areas and talus slopes;
5) Complete diamond drill testing of three prospects on Kisa claim group;
6) Complete preparation, selection and permitting of drill sites at peripheral prospects.

IDAHO

Through the acquisition of Niagara, the Company now controls approximately 200 unpatented federal mining claims in the Stibnite District of Central Idaho covering approximately 8400 acres. It is the Company's intention to negotiate with the owners of the patented claims in the district to unitize ownership of the entire district.

The Stibnite gold district is located east of McCall in Valley County, Idaho approximately 45 miles northeast of Cascade, Idaho, the county seat. The terrain is mountainous characterized by a narrow, flat valley at approximately 6500 feet elevation with surrounding mountains rising to 8000 feet elevation.

Considerable production has been achieved in the history of the Stibnite district starting in the early 1900s. Gold, antimony, and tungsten have been mined there since World War II. Bradley Mining Co. produced nearly 5 million tons of sulfide ore averaging 0.095 opt gold and 1.16% antimony. Tungsten was produced during World War II. In the 1980's about 3 million tons of oxide ore was heap leached. Oxide orebodies which were amenable to heap leaching were mined in the 1980's and 1990's.

Large resources of sulfide ore remain beneath the mined-out oxide cappings. The area is underlain by granitic rocks of the Idaho Batholith and a roof pendant of metasedimentary rocks. Approximately 30% of the district bedrock area is covered with unconsolidated alluvial deposits. Gold and antimony mineralization is related to structures, which are believed to be part of the Thunder Mountain caldera ring fracture system. The largest currently known sulfide resource is the Yellow Pine deposit that may contain a resource of up to 6 million ounces of gold. Currently, the majority of the Stibnite District is idle and almost no unpatented claims were in good standing until Niagara staked the 200 claims during the spring and summer of 2006. The other major mineral estate holder in the district has recently completed preliminary resource estimates and scoping studies on the known resources at Yellow Pine with encouraging results.

A large percentage of the lands within and surrounding the Stibnite-Yellow Pine mining district are Federally-owned public lands under the jurisdiction of the Boise and Payette National Forests. Permitting and development of a gold mine and metallurgical facility at Stibnite would likely create controversy due to the need to utilize public lands for access and tailings disposal. There are no assurances that a company attempting to develop the existing resources or future discoveries in the district would be able to obtain necessary permits to develop the property. However, the district is located in a rural area, has had a long and nearly continuous record of mineral exploration and mine production since the 1920's and the local populations would likely be supportive of any operations provided they were managed in an environmentally responsible fashion.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the number and percentage of shares of Common Stock of the Company held by any person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent and each director, each of the named executive officers and directors and officers as a group.

(a) Security Ownership of Certain Beneficial Owners

The following table sets forth information as of December 1, 2006 regarding any person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities.

Title of Class	Name of Beneficial Owner	Amount	Percent of Class (1)
Common	John P. Ryan	4,000,000	6.3% (1)
Common	Frank D. Duval	7,283,750 (2)	11.1% (3)
Common	Terrence J. Dunne	9,854,464 (4)	13.4% (5)
Common	Howard Crosby (6)	6,100,000 (7)	8.7% (8)
Common	Robert W. O'Brien	3,580,963 (9)	5.3% (10)

(1) Based on 63,509,847 shares issued and outstanding
(2) Includes immediately exercisable options to acquire 2,400,000 shares of stock
(3) Based on 65,909,847 shares which assumes the exercise of 2,400,000 options
(4) Includes immediately exercisable options to acquire 1,900,000 shares of stock
(5) Based on 73,364,311 shares which assumes the exercise of 1,900,000 options
(6) Includes 3,000,000 shares owned by Cork Investments, Inc and 1,200,000 shares owned by Dotson Exploration Company both of which are controlled by Mr. Crosby
(7) Includes immediately exercisable options to acquire 1,700,000 shares of stock
(8) Based on 69,609,847 shares which assumes the exercise of 1,700,000 options
(9) Includes immediately exercisable options to acquire 200,000 shares of stock
(10) Based on 67,090,810 shares which assumes the exercise of 200,000 options

(b) Security Ownership of Management

The following table sets forth certain information as of December 1, 2006 regarding the number and percentage of shares of Common Stock of the Company beneficially owned by each director, each of the named executive officers and directors and officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1)
Common	Howard M. Crosby (2)	6,100,000 (3)	8.7% (4)
Common	Bobby E. Cooper	1,400,000 (5)	2.2% (6)
Common	Thomas Loucks	1,400,000 (7)	2.2% (8)
Common	Fred Brackebusch (9)	2,075,000 (10)	3.1% (11)
Common	Robert W. O'Brien	3,580,963 (12)	5.3% (13)
Common	Terrence J. Dunne	9,854,464 (14)	13.4% (15)
Common	Christopher Dail	300,000 (16)	0.4% (17)
Common	Total of all executive officers and directors (7 individuals)	24,710,427 (18)	35.0% (19)

(1) Based on 63,509,847 shares issued and outstanding
(2) Includes 3,000,000 shares held by Cork Investments, Inc., and 1,200,000 shares held by Dotson Exploration Company. Mr. Crosby is the controlling shareholder of both companies.
(3) Includes immediately exercisable options to acquire 1,700,000 shares of stock
(4) Based on 68,609,847 shares which assumes the exercise of 1,700,000 options
(5) Includes immediately exercisable options to acquire 200,000 shares of stock
(6) Based on 64,909,847 shares which assumes the exercise of 200,000 options
(7) Includes immediately exercisable options to acquire 200,000 shares of stock
(8) Based on 64,909,847 shares which assumes the exercise of 200,000 options
(9) Shares held by New Jersey Mining Company. Mr. Brackebusch is President and a controlling company of that company.
(10) Includes immediately exercisable options to acquire 2,075,000 shares of stock
(11) Based on 65,584,847 shares which assumes the exercise of 2,075,000 options
(12) Includes immediately exercisable options to acquire 3,580,963 shares of stock
(13) Based on 67,090,810 shares which assumes the exercise of 3,580,963 options
(14) Includes immediately exercisable options to acquire 1,900,000 shares of stock
(15) Based on 73,364,311 shares which assumes the exercise of 1,900,000 options
(16) Includes immediately exercisable options to acquire 200,000 shares of stock
(17) Based on 63,709,847 shares which assumes the exercise of 200,000 options
(18) Includes immediately exercisable options to acquire 7,000,000 shares of stock
(19) Based on 70,509,847 shares which assumes the exercise of 7,000,000 options

(c) Changes in Control

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Executive Officers and Directors

The following information is provided as of the date of this memorandum with respect to each executive officer and director of the Company:

Name	Position
Howard M. Crosby	President, Chief Executive Officer and Director
Bobby E. Cooper	Director
Thomas Loucks	Director
Fred Brackebusch	Director
Robert O'Brien	Director
Terrence J. Dunne	Chief Financial Officer and Director
Christopher Dail	Vice President – Exploration

Board of Directors and Executive Officers

<u>Howard M. Crosby</u>. Mr. Crosby has served as our President and a director since August 2006. Since 1989, Mr. Crosby has been president of Crosby Enterprises, Inc., a family-owned business advisory and public relations firm. Mr. Crosby received a B.A. degree from the University of Idaho. Mr. Crosby is also an officer and director of White Mountain Titanium Corporation, a publicly traded mining exploration company, High Plains Uranium, Inc., a Toronto Stock Exchange listed company, Sundance Diamonds Corporation, Dotson Exploration Company, Nevada-Comstock Mining Company (formerly Caledonia Silver-Lead Mines Company), and U.S. Silver Corporation, all of the latter being privately held companies.

<u>Bobby E. Cooper</u>. Mr. Cooper became a director of the Company in August 2006. Mr. Cooper has over thirty years of mining industry experience. Prior to retiring in 1997, he was the chief executive officer and president of Kennecott Corporation, a wholly-owned subsidiary of Rio Tinto (RTZ), both mining companies. Before being named chief executive officer and president, Mr. Cooper held various other positions with Kennecott since 1983, including chief operating officer and vice president of U.S. Mines. Mr. Cooper is currently a director of High Plains Unanuim, a public company and 3L&T Corp., a private chemical company.

<u>Thomas Loucks</u>. Mr. Loucks has been a director of the Company since August 2006. Since 2004 Mr. Loucks has been the president and chief executive officer of Trend Mining Company, a publicly traded mineral exploration company. He worked as an independent consultant to junior mining and other resource companies from July 2000 until 2004. Mr. Loucks is a member of the Society of Economic Geologists, Inc. and the Society of Economic Geologists Foundation, Inc. He has a B.A. and an M.A. in geology from Dartmouth College and an M.B.A. from Stanford University.

<u>Fred Brackebusch</u>. Mr. Brackebusch has been a director of the Company since August 2006. Since 1996, Mr. Brackebush has been the President and a Director of New Jersey Mining Company. He has a B.S. and an M.S. in Geological Engineering both from the University of Idaho. He is a consulting engineer with extensive experience in mine development, mine

backfill, mine management, permitting, process control and mine feasibility studies. He has over 25 years of experience in the Coeur d'Alene Mining District principally with Hecla Mining Co. He has been the principal owner of Mine Systems Design, Inc., a mining consulting business, since 1987. Mr. Brackebusch is also on the Board of Directors of Mascot Mines, Inc.

Robert O'Brien has served as a director of the Company since 2004. Mr. O'Brien graduated from Gonzaga University with a BA degree in Economics. Since July 1996, Mr. O'Brien has been the sole owner and manager of Spokane Quotation Bureau, LLC, a company, which publishes stock quotations for companies traded over-the-counter.

Terrence J. Dunne is the Chief Financial Officer of the Company. Mr. Dunne serves as Chief Financial Officer and a Director of Daybreak oil and Gas, Inc. For more than the past five years Mr. Dunne has operated Terrence J. Dunne & Associates, a sole proprietorship which provides bookkeeping, income tax return preparation and business consulting services for small businesses. Mr. Dunne received his BBA, MBA and Masters in Taxation degrees from Gonzaga University.

Christopher Dail is the Company's Vice President of Exploration. Mr. Dail has 19 years of experience in the exploration and mining industry and government. Chris obtained his undergraduate training in geology at the University of Fairbanks, Old Dominion University and University of Idaho. During his career he has served in various capacities ranging from a field and mine geologist to VP exploration and operations for a number of major and junior mining companies. His most recent positions included serving as lead geologist for Cominco American's eastern U.S. exploration office, as a senior consultant and corporate office for several Canadian junior exploration companies and as a mine permitting specialist for the USDA Forest Service. Mr. Dail is a member of the Northwest Mining Association, Alaska Miners Association, Geological Society of America and is a member and Certified Professional Geologist with the American Institute of Professional Geologists.

Board Committees

The entire Board of Directors presently serves as the Audit, Nominating and Compensation Committee for the Company and the entire Board of Directors will continue to serve in such capacity until said committees are established.

Legal Proceedings

No Director, or person nominated to become a Director or Executive Officer, has been involved in any legal action involving the Company during the past five years.

ITEM 6.   EXECUTIVE COMPENSATION

No executive officer or director received any compensation during the Company's last fiscal year.

Employment Contracts

Other than the employment agreement with Mr. Chris Dail, as described below, we are not a party to any contracts and have not entered into any plans or arrangements that require compensation to be paid to any of the Named Executive Officers or Directors in the event of:

(a)   resignation, retirement or any other termination of employment with us;

(b)   a change of control of our company; or

(c)   a change in the director, officer or employee responsibilities following a change of control.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant's Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.   DESCRIPTION OF SECURITIES

Common Stock

The Company is authorized to issue 500,000,000 shares of its Common Stock. As of December 1, 2006 there were 63,509,847 shares issued and outstanding held by approximately 320 shareholders of record. As of such date there were shares 300,000 Shares issuable pursuant to outstanding stock options and a restricted stock grant.   There are no other conversion, preemptive, or other subscription rights or privileges with respect to any shares or shares underlying warrants.

All shares of Common Stock are equal to each other with respect to voting, liquidation, dividend, and other rights.   Owners of shares are entitled to one vote for each share owned at any Shareholders' meeting.   Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to Shareholders.   The Common Stock of the Company does not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.   In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.   There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer, or prevent a change.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock. The Preferred Stock is entitled to preference over the Common Stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs. The authorized but un-issued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion have the power to determine the preferences, limitations, and relative rights of each series of Preferred Stock within the limits set forth in the Nevada Business Corporation Act. As of the date of this memorandum, no preferred stock has been issued.

Stock Option Plan

The Board of Directors adopted a Stock Option Plan ("Plan") in October 2006. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of the Company's business. The Plan seeks to achieve these purposes by providing for awards in the form of restricted Common Stock or options granted under the Plan (which may be Incentive Stock Options ("ISO") or Non-Qualified Stock Options ("NQO"), as determined by the Administrator at the time of grant).

In general, ISOs have favorable tax consequences to employees. Assuming that shares are purchased and held for the requisite period, employees will be taxed at the capital gain rates on sale of shares received under the plan. The time at which taxes must be paid on exercise of an ISO is deferred until sale of the underlying shares. The following is a list of some of the characteristics of ISO's:

- Eligible: only employees;
- Additional Limits: must be granted pursuant to an option plan, which must be approved by the shareholders within 12 months of adoption;
- Exercise Price must be at least fair market value (110% of fair market value if employee owns more than 10% of corporation);
- Termination of Employment: exercise must be within 3 months of termination of employment;
- Option Term: cannot exceed 10 years (5 years if employee owns more than 10% of the corporation);
- Restrictions on Amounts for Vesting: not more than $100,000 of stock can vest in any calendar year (determined at the date of grant); and
- Holding: if stock is sold within 1 year of exercise of 2 years of date of grant, option will be taxed much like a NQO.

In addition to meeting the requirements of the Internal Revenue Code for the grant of incentive stock options, the stock option plan also meets the requirements of Rule 16(b)-3 of the Securities Exchange Act of 1934, as amended. Officers and directors of a corporation that has adopted an employee stock option plan that meets the requirements of Rule 16(b)-3 may undertake transactions pursuant to the plan without short-swing profit liability under Section 16(b) of the Exchange Act of 1934.

Options are exercisable for a maximum of fifteen (15) years (ten years in the case of an Incentive Stock Option). Transferability is prohibited except for limited circumstances regarding the demise of an Optionee.

The option exercise price for Incentive Stock Options may be no less than the fair market value on the date of grant of the Option, except that the exercise price for any ten percent (10%) shareholder must be 110% of the fair market value on the date of grant. The option price for the Non-Qualified Stock Options is the lowest allowable price under applicable law.

NQOs are taxed at ordinary income rates, plus employment taxes upon exercise. The taxes are always immediately due when the option is exercised under the Federal Tax Code for individuals. The following list contains some of the characteristic of NSO's:
- Eligible: employees and certain non-employees (e.g., consultants/advisors); and
- Exercise Price: can be more than, less than or equal to fair market value (although discounted options may have adverse accounting consequences).

The maximum number of shares available for issuance pursuant to the Plan adopted by the Company is currently set at 11,000,000 shares, of which 3,000,000 may be granted as Incentive Stock Options. As of the date of this Registration Statement, there were 5,200,000 options issued pursuant to the Plan. The Plan will be submitted to the shareholders of the Company for approval at the next annual or special meeting of shareholders.

Transfer Agent

The Company utilizes the services of Columbia Stock Transfer Company, 601 East Seltice Way, Suite 202, Post Falls, Idaho 83854, as transfer agent and registrar for the Company.

PART II

ITEM 1.   MARKET PRICE OF COMMON EQUITY

The Common Stock is traded on the Pink Sheets under the symbol "SLVC". The following table shows the high and low bid prices for the Common Stock for each quarter since January 1, 2004. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	High Closing	Low Closing
2004:		
First Quarter	Not Quoted	Not Quoted
Second Quarter	Not Quoted	Not Quoted
Third Quarter	Not Quoted	Not Quoted
Fourth Quarter	Not Quoted	Not Quoted
2005:		
First Quarter	Not Quoted	Not Quoted
Second Quarter	Not Quoted	Not Quoted
Third Quarter	Not Quoted	Not Quoted
Fourth Quarter	Not Quoted	Not Quoted
2006:		
First Quarter	$ 0.15	$ 0.035
Second Quarter	$ 0.35	$ 0.15

Holders
As of December 1, 2006 there were approximately 415 shareholders of record of the Company's Common Stock.

Dividends
The Company has never paid any dividends and does not anticipate the payment of dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings, nor have any judgments been taken, nor have any actions or suits been filed or threatened against it or its Managers in their capacities as such, nor are the Officers and Directors aware of any such claims that could give rise to such litigation.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company's two most recent fiscal years and subsequent interim period, the principal accountant had not resigned (or declined to stand for re-election) or was dismissed.

In addition, the Company's principal accountant had no disagreements with the Company on any matter of Financial Reporting Policies and Procedures.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

In August 2004 the Company offered and sold 1,500,000 Shares at a price of $0.01 per Share. Gross proceeds from the sale of the Shares was $15,000. There were no sales concessions paid directly or indirectly in connection with the offer and sale of the Shares. The offer and sale of the Shares was made through Section 4(2) exemption from registration under the Act. The sales were made only to three persons, each of whom was a director of the Company.

In November 2005 the Company offered and sold 1,800,000 shares of its common stock at a price of $.01 per share. The Company received gross proceeds of $18,000 from the sale of securities to XX individuals. There were no sales concessions paid directly or indirectly in connection with the offer and sale of the Shares. The offer and sale of the Shares was made through Section 4(2) exemption from registration under the Act. The sales were made only to four persons, each of whom was a director of the Company.

In August 2006 the Company entered into a share exchange agreement with Niagara Mining and Development Company, Inc., an Idaho corporation. Pursuant to the terms of the agreement each of the thirty-seven million five hundred thousand (37,500,000) issued and outstanding shares of Niagara were exchanged for one share of the Company. At the time of the exchange Niagara had a total of ten shareholders, each of whom was an accredited investor. The shares were offered to the Niagara shareholders through a section 4(2) exemption from registration under the Act.

In August 2006 the Board of Directors authorized the offering of 13,333,334 Shares of the Company's Common Stock at a price of $0.30 per Share. The Shares are being offered on a "Best Efforts" basis by the Company and certain sales agents. As of December 15, 2006 a total of 10,772,062 shares had been sold resulting in gross proceeds to the Company of $3,231,618. Sales agents have received $323,162 in sales concessions. All proceeds raised from the sale of the Shares are immediately available to the Company.

During the nine month period ended September 30, 2006, the Company borrowed $250,000 from a financing company to finance its operations. On September 13, 2006, the loan principal was repaid and interest expense and loan fees of $12,500 were paid through the issue of 41,667 shares of the Company's common stock ($0.30 per share).

The offer and sale of the Shares is being made through Section 4(2) and Rule 506 of Regulation D exemptions from registration Under the Act. Offers and sales is restricted to persons who are both accredited investors as defined in Rule 501 promulgated under the Act and have preexisting personal or business relationships with management of the Company or its sales agents.

Each of the certificates issued in connection with the above offerings contains restrictive language on its face and each certificate has a restrictive legend in substantially the following form:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required."

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
1105 W. Francis, Suite A
Spokane, Washington 99205

Report of Independent Auditors

Board of Directors
Silver Crest Resources, Inc.

We have audited the accompanying balance sheets of Silver Crest Resources, Inc. ("the Company") as of December 31, 2005 and 2004, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Crest Resources, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague PS

/s/: DeCoria, Maichel & Teague PS

Spokane, Washington
March 22, 2006

SILVER CREST RESOURCES, INC.
TABLE OF CONTENTS

Page

Balance Sheets, December 31, 2005 and 2004 1

Statements of Operations for the years ended December 31, 2005 and 2004 2

Statements of Changes in Stockholders' Equity for the years ended
  December 31, 2005 and 2004 3

Statements of Cash Flows for the years ended December 31, 2005 and 2004 4

Notes to Financial Statements...5

Silver Crest Resources, Inc.
Balance Sheets
December 31, 2005 and 2004


ASSETS


	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 17,777	$ 12,145
Total current assets	17,777	12,145
Total assets	$ 17,777	$ 12,145


LIABILITIES AND STOCKHOLDERS' EQUITY


COMMITMENTS & CONTINGENCES (Note 6)

	2005	2004
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 10,000,000 shares authorized, none outstanding	-	-
Common stock, $0.001 par value; 500,000,000 shares authorized; 14,600,100 and 12,800,100 shares issued and outstanding, respectively	14,600	12,800
Additional paid-in capital	776,109	759,909
Accumulated deficit	(772,932)	(760,564)
Total stockholders' equity	17,777	12,145
Total liabilities and stockholders' equity	$ 17,777	$ 12,145


The accompanying notes are an integral part of these financial statements.


Silver Crest Resources, Inc.
Statements of Operations
For the years ended December 31, 2005 and 2004

		2005		**2004**
OPERATING EXPENSES				
Legal and accounting expenses	$	10,164	$	1,290
General and administrative expenses		2,204		1,433
		12,368		2,723
NET LOSS	$	12,368	$	2,723
NET LOSS PER COMMON SHARE	$	Nil	$	Nil
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING – BASIC		12,992,429		12,597,810

The accompanying notes are an integral part of these financial statements.

Silver Crest Resources, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2005 and 2004

	Shares		Amount		Additional Paid-in Capital		Accumulated Deficit		Total
Balances, December 31, 2003	11,550,100	$	11,550	$	748,659	$	(757,841)	$	2,368
Sales of common stock	1,250,000		1,250		11,250				12,500
Net loss							(2,723)		(2,723)
Balance, December 31, 2004	12,800,100	$	12,800		759,909		(760,564)		12,145
Sales of common stock	1,800,000		1,800		16,200				18,000
Net loss							(12,368)		(12,368)
Balances, December 31, 2005	14,600,100	$	14,600	$	776,109	$	(772,932)	$	17,777

The accompanying notes are an integral part of these financial statements.

Silver Crest Resources, Inc.
Statements of Cash Flows
For the years ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (12,368)	$ (2,723)
Net cash used by operating activities	(12,368)	(2,723)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash provided by sale of common stock	18,000	12,500
Change in payable to shareholders	-	(7,000)
Change in receivable from broker-dealer	-	7,500
Net cash provided by investing activities	18,000	13,000
NET CHANGE IN CASH	5,632	10,277
CASH - BEGINNING OF YEAR	12,145	1,868
CASH - END OF YEAR	$ 17,777	$ 12,145

The accompanying notes are an integral part of these financial statements.

Silver Crest Resources, Inc.
Notes to Financial Statements

1.   Description of Business

Silver Crest Resources, Inc. ("the Company") is a Nevada corporation that was originally incorporated on August 20, 1968. Silver Crest Mines, Inc., an Idaho corporation, merged into the Company on January 30, 2003.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock, and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.   Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes
Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2005 and 2004, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Cash and Cash Equivalents
Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents. The Company deposits its cash and cash equivalents in high quality financial institutions.

Net Loss Per Share
Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At December 31, 2005 and 2004, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Silver Crest Resources, Inc.
Notes to Financial Statements, continued:

2.   Summary of Significant Accounting Policies, continued:

Reclamation and Remediation

For non-operating properties, we accrue costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Accruals for estimated losses from environmental remediation obligations have historically been recognized no later than completion of the remedial feasibility study for such facility and are charged to provision for closed operations and environmental matters. Costs of future expenditures for environmental remediation are not discounted to their present value unless subject to a contractually obligated fixed payment schedule. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is to be performed within current laws and regulations. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. It is reasonably possible that, due to uncertainties associated with defining the nature and extent of environmental contamination and the application of laws and regulations by regulatory authorities and changes in reclamation or remediation technology, the ultimate cost of reclamation and remediation could change in the future. The Company periodically reviews accrued liabilities for such reclamation and remediation costs as evidence becomes available indicating that its liabilities have potentially changed.

3.   Income Taxes

Deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At December 31, 2005 and 2004, the Company had no net deferred tax assets or liabilities, nor income tax provision, as it had no taxable income for the years then ended.

4.   Stockholders' Equity

Issuance of Common Stock to Directors and Officers

During 2005 and 2004 the Company sold 1,800,000 and 1,250,000 shares, respectively, of its common stock to directors and officers of the Company at $0.01, for proceeds of $18,000 and $12,500, respectively.

Authorized Capital

The Company's authorized capital consists of 500,000,000 shares of $0.001 par value common stock and 10,000,000 authorized shares of preferred stock, with no par value.

Silver Crest Resources, Inc.
Notes to Financial Statements, continued:

5.   Related Parties

In addition to the related party transactions described in Note 4, the Company has had the following related party transactions.

The Company pays $300 per year to Spokane Quotation Service, which is owned by the Company's President, Robert O'Brien

The Company is provided certain administrative services and office space at no charge by Terrence Dunne, a director of the Company.   The value of these services and office space is immaterial individually, and in the aggregate, to the Company's financial statements.

6.   Commitments and Contingencies

Environmental Matters

The Company has owned mineral property interests on certain public and private lands in Idaho and Montana. The Company's mineral property holdings have included lands in mining districts designated as "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters.   The Company's management has engaged consultants to review the potential environmental impact of its prior mineral exploration and development activities and believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company.   The Company's management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities, associated with its prior activities, in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

GOLD CREST MINES, INC.
(An Exploration Stage Company)

TABLE OF CONTENTS
UNAUDITED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheet, September 30, 2006..1

Consolidated Statement of Operations for the nine months ended September 30, 2006.................2

Consolidated Statement of Cash Flows for the nine months ended September 30, 2006 3

Notes to Consolidated Financial Statements..4

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Consolidated Balance Sheet (Unaudited)
September 30, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	1,375,417
Stock subscriptions receivable		230,700
Total current assets		1,606,117
Equipment, net of depreciation		25,500
Mineral properties		109,575
Total assets	$	1,741,192

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	37,074
Total current liabilities		37,074
Commitments & contingences		
Stockholders' equity:		
Preferred stock, no par value; 10,000,000 shares authorized, none outstanding		-
Common stock, $0.001 par value; 500,000,000 shares authorized; 59,692,779 shares issued and outstanding		59,693
Additional paid-in capital		2,129537
Accumulated deficit		(485,112)
Total stockholders' equity		1,704,118
Total liabilities and stockholders' equity	$	1,741,192

The accompanying notes are an integral part of these financial statements.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Consolidated Statement of Operations (Unaudited)
For the Nine Months Ended September 30, 2006

Operating expenses:		
Exploration expenditures	$	386,906
Legal and accounting expenses		28,894
General and administrative expenses		54,107
Total operating expenses		469,907
Other expenses:		
Interest expense		14,773
Depreciation		432
Total other expenses		15,205
Net loss	$	485,112
Net loss per common share	$	0.01
Weighted average common shares outstanding – basic		52,340,787

The accompanying notes are an integral part of these financial statements.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Consolidated Statement of Cash Flows (Unaudited)
For the Nine Months Ended September 30, 2006

Cash flows from operating activities:		
Net loss	$	(485,112)
Adjustments to reconcile net loss to net cash		
used for operating activities:		
Depreciation		432
Interest paid in common shares		12,500
Change in assets and liabilities:		
Accounts payable		37,074
Stock subscriptions receivable		(230,700)
Net cash used by operating activities		(665,806)
Cash flows from investing activities:		
Purchase of mineral claims		(109,575)
Cash acquired in acquisition		7,456
Purchase of equipment		(25,932)
Net cash used by investing activities		(128,051)
Cash flows from financing activities		
Proceeds from borrowings		300,000
Repayments on borrowings		(300,000)
Sale of common stock, net		2,169,274
Net cash provided by investing activities		2,169,274
Net change in cash		1,375,417
Cash - beginning of period		0
Cash - end of period	$	1,375,417
Supplemental cash flow disclosure:		
Interest paid in cash	$	2,273

The accompanying notes are an integral part of these financial statements.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements (Unaudited)

1.   Description of Business

Gold Crest Mines, Inc. ("the Company") is a Nevada corporation that was originally incorporated on August 20, 1968, as Silver Crest Mines, Inc., an Idaho corporation. On August 1, 2006, the Company acquired Niagara Mining and Development Co., ("Niagara"), an Idaho corporation formed on January 11, 2005, and its wholly-owned subsidiary, Kisa Gold Mining, Inc. ("Kisa"), an Alaskan corporation formed on July 19, 2006. The acquisition of Niagara by the Company effected a change in control, and was accounted for as a "reverse acquisition", whereby Niagara is the accounting acquirer for financial statement purposes. Accordingly, for the period subsequent to August 1, 2006, the financial statements of the Company reflect the historical financial statements of Niagara and the operations of the Company, subsequent to August 1, 2006.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock, and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

2.   Summary of Significant Accounting Policies

Consolidation of Subsidiaries

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include our accounts and our wholly-owned subsidiaries (Niagara and Kisa) accounts. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

In accordance with SFAS No. 7, "Accounting for Development Stage Entities," the Company presents itself as an exploration stage company with an inception date of August 1, 2006. Until the Company's mineral interests are engaged in commercial production, the Company will continue to prepare its financial statements and related disclosures in accordance with entities in the exploration stage.

As Niagara had no material financial activity and no material assets, liabilities or shareholders' equity for the comparable period (September 30, 2005) to the period ended September 30, 2006, and no comparative financial statements are presented.

Cash and Cash Equivalents

Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less. At February 28, 2006, the Company's cash deposits exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, continued:

2. Summary of Significant Accounting Policies, continued:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At September 30, 2006, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires dual presentation of basic earnings per share ("EPS") and diluted EPS on the face of all income statements for all entities with complex capital structures. Weighted average earnings per share include the effect of shares exchanged with the Company, as if the exchange had occurred at the beginning of the year. Basic EPS is computed as net income or loss divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At September 30, 2006, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the nine months then ended.

Reclamation and Remediation

For non-operating properties, we accrue costs associated with environmental remediation obligations when it is probable that such costs will be incurred and they are reasonably estimable. Such costs are based on management's estimate of amounts expected to be incurred when the remediation work is to be performed within current laws and regulations.

3. Acquisition

On August 1, 2006, the Company acquired Niagara Mining and Development Co. and its wholly-owned subsidiary, Kisa Gold Mining, Inc. The acquisition was accounted for as a recapitalization whereby the accounting acquirer is and Silver Crest Resources, Inc. ("Silver Crest") was the accounting acquiree. The acquisition resulted in a one-for-one exchange whereby Silver Crest issued of 37,500,000 shares of its common stock the directors, officers, and other shareholders of Niagara in exchange for 100% of the issued and outstanding stock of Niagara. In connection with the acquisition the Company changed its name to Gold Crest Mines, Inc.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, continued:

4.   Income Taxes

Deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At September 30, 2006, the Company had no net deferred tax assets or liabilities, nor income tax provision, as it had no taxable income for the nine months then ended.

5.   Stockholders' Equity

Authorized Capital

The Company's authorized capital consists of 500,000,000 shares of $0.001 par value common stock and 10,000,000 authorized shares of preferred stock, with no par value.

Sales of Common Stock

In July of 2006 Niagara sold 37,500,000 shares of its common stock to directors, officers and other parties for $0.004 per share, generating cash proceeds of $150,000.

 In October of 2006, and subsequent to the Company's director authorized a private placement of its stock an offered the sale of up to 13,333,334 shares of its common stock for $0.30 per share. At September 30, 2006 the Company had sold 7,551,102 shares of its common stock for net cash proceeds of $2,019,274.

Stock Option Plan

The Company has a stock plan ("the Plan"), under which eligible employees and directors of the Company may be granted restricted common stock, incentive stock options, options which do not constitute incentive stock options, or any combination of the foregoing. The Plan was adopted on October 5, 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors, and consultants, and to promote the success of the Company's business. A maximum of 11,000,000 shares of common stock may be subject to, or issued pursuant to, the terms of the Plan, however, no more than 5,000,000 shares are available for the issuance of incentive stock options.

Nonstatutory Stock Options

On August 21, 2006, the Company granted 200,000 nonstatutory stock options to a consultant that will not vest until after one year from the grant date. The options are exercisable at $0.30 over a three year period beginning August 21, 2007.

Gold Crest Mines, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements, continued:

5.   Stockholders' Equity, Continued:

Interest Expense Paid in Common Stock

During the nine month period ended September 30, 2006, the Company borrowed $250,000 from a financing company to finance its operations. On September 13, 2006, the loan principal was repaid and interest expense and loan fees of $12,500 was paid through the issue of 41,667 shares of the Company's common stock ($0.30 per share).

6.   Related Parties

In addition to the related party transactions described in Note 5, the Company had the following related party transactions.

The Company is provided certain administrative services and office space at no charge by Terrence Dunne, a director of the Company. The value of these services and office space is immaterial individually, and in the aggregate, to the Company's financial statements.

During the nine month period ended September 30, 2006, the Company borrowed $50,000 from a shareholder and director of Silver Crest Resources, Inc. to finance its operations. On September 23, 2006, the loan including $606 of interest was repaid.

7.   Commitments and Contingencies

Environmental Matters

The Company has owned mineral property interests on certain public and private lands in Idaho and Montana. The Company's mineral property holdings have included lands in mining districts designated as "Superfund" sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company's management has engaged consultants to review the potential environmental impact of its prior mineral exploration and development activities and believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company's management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities, associated with its prior activities, in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

PART III

ITEM 1.   INDEX TO EXHIBITS.

Exhibit Number	Description of Document
3.1	Articles of Incorporation for Silver Crest Mines, Inc. 9/11/1968
3.2	Articles of Merger of Domestic Corporations into Silver Crest Mines, Inc. 12/20/1982
3.3	Articles of Incorporation of Silver Crest Resources, Inc. 1/28/2003
3.4	Articles of Merger between Silver Crest Mines, Inc. into Silver Crest Resources, Inc. as filed in Nevada on 6/11/2003
3.5	Articles of Merger between Silver Crest Mines, Inc. into Silver Crest Resources, Inc. as filed in Idaho on 6/11/2003
3.6	Articles of Exchange of Niagara Mining and Development Company, Inc. and Silver Crest Resources, Inc. as filed in Nevada on 8/4/2006
3.7	Articles of Exchange of Niagara Mining and Development Company, Inc. and Silver Crest Resources, Inc. as filed in Idaho on 8/4/2006
3.8	Certificate of Amendment to Articles of Incorporation for a Nevada Corporation 8/14/2006
3.9	Articles of Incorporation for Kisa Gold Mining, Inc. 7/28/2006
3.10	Articles of Incorporation for Niagara Mining and Development Company, Inc. 1/11/2005
10	Employment Contract of Chris Dail executed 8/21/2006
21	Subsidiaries of the Issuer
99	2006 Stock Option Plan

ITEM 2.   DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of December, 2006.

GOLD CREST MINES, INC.

/s/ Howard Crosby

By: _____

Howard Crosby, President

Exhibit 3.1

State of Idaho



Department of State.

CERTIFICATE OF INCORPORATION

I, PETE T. CENARRUSA, Secretary of State of the State of Idaho, and legal custodian of the corporation records of the State of Idaho, do hereby certify that the original of the articles of incorporation of

SILVER CREST MINES, INC.

was filed in the office of the Secretary of State on the   eleventh   day of   September   A.D., One Thousand Nine Hundred   sixty-eight   and will be duly recorded on Film No. microfilm of Record of Domestic Corporations, of the State of Idaho, and that the said articles contain the statement of facts required by Section 30-103, Idaho Code.

I FURTHER CERTIFY, That the persons executing the articles and their associates and successors are hereby constituted a corporation, by the name hereinbefore stated, for Perpetual Existence from the date hereof, with its registered office in this State located at Wallace, Idaho   .   in the County of   Shoshone



IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed the Great Seal of the State. Done at Boise City, the Capital of Idaho, this eleventh day of   September   , A.D., 1968 .

Pete T. Cenarrusa

Secretary of State.

Margaret Laurence
Corporation Clerk.

ARTICLES OF INCORPORATION

OF

SILVER CREST MINES, INC.

KNOW ALL MEN BY THESE PRESENTS That we, the undersigned,

citizens of the United States of America, each over the age of twenty-one years,

do hereby voluntarily associate ourselves together for the purpose of forming a

domestic corporation under and by virtue of the laws of the State of Idaho, and

we do hereby make, sign, acknowledge and files these Articles of Incorporation

as follows:

ARTICLE I.

The name of this corporation is, and shall be **SILVER CREST MINES,**

INC.

ARTICLE II.

The objects and purposes for which this Corporation is formed are as

principals, agents, or otherwise, to do in any part of the world any and every

of the things therein set forth or permitted by law to the same extent as natural

persons might and could do. In furtherance and not in limitation of the general

powers conferred by the laws of the State of Idaho, we do expressly provide that

the Corporation shall have power;

(a) To purchase, sell, option, own, locate, lease or otherwise acquire,

mortgage and dispose of lands, mines, mining claims and mineral rights; to

own, handle and control letters patent and inventions; to use and to own, enter,

apply for patents for mines, millsites, mills, water-rights, tunnels and

rights of way; to work, prospect, explore, exploit and develop mines and

mineral lands of every kind and nature and wherever the same may be situated,

and to carry on every operation of the business of mining, milling and producing zinc, lead, gold, silver and any and all other metals and minerals of every

kind and character and to sell and dispose of the same and the by-products

thereof, and to do everything that may be necessary or proper in the conduct

of the business of working such mines and mineral lands and the production of

ores and to buy, sell, contract for, own, erect, and operate all mills, smelting

and other ore reduction works, sawmills, machinery, roads, tramways,

ditches, flumes, water rights, power plants of any and all kinds whatsoever,

and to develop and use electricity for power and lighting purposes, and to file

upon water rights for any and all purposes.

(b) To take, hold, lease, mortgage, own, purchase, or acquire by

operation of the law or otherwise, real property or any interest therein or

appurtenant thereto, including storerooms, sawmills, store buildings and any

part thereof, or any interest therein, or to sell, lease, exchange, mortgage or

hypothecate real estate or any interest therein and to engage in any and all

undertakings and business necessary and proper to the improvement and

betterment of any of the land or real property or interest therein, owned or

otherwise acquired, or to be owned or otherwise acquired by said corporation,

or in any other lands in which the said corporation may have any interest, and

to handle and deal in any land, interest in land, or other property or interest

therein, of said corporation in any manner it may desire.

(c) To enter into, make, perform and carry out any and all contracts

or agreements or every kind, amount and character with any person, firm,

association, corporation, Federal or State government or any political

subdivision, or corporation or agency thereof.

(d) To purchase, own, sell, convey, mortgage, pledge, exchange,

acquire by operation of law or otherwise, personal property of every kind and

character, debts, dues and demands or causes of action, and each and every

-2-

kind of personal property, evidence of debts, bonds, stocks of this and other

corporations, both public and private, which the Corporation may deem

necessary and convenient for its business or otherwise.

(e) To borrow and lend money from and to any person, firm, corporation

association, or federal or state government or any political subdivision, or

corporation or agency thereof, and to make, take and execute notes, mortgages,

bonds, deeds of trust, or other evidence of indebtedness to secure payment

thereof, or by any other lawful manner or means, and to take and receive notes,

bonds, mortgages, deeds of trust, or any evidence of indebtedness for the use

and benefit of said corporation, or otherwise.

(f) To own, hold, lease, or sublet, or to conduct on its own account,

or for any person, firm association, corporation, or federal or state government

or any political subdivision, or corporation or agency thereof, all and every

kind of merchandise, business or property necessary or proper to carry on an

account of the business of said corporation.

(g) To build any and all necessary shops, buildings, storerooms,

boarding houses, sleeping quarters, sawmills and structures at any place

proper and convenient to carry on any or all of the business of said Corporation.

(h) To do and perform every act and thing necessary to carry out the

above enumerated purposes, or calculated directly or indirectly to the

advancement of the interest of the corporation, or to the enhancement of the

value of its stock, holdings and property of any kind or character.

ARTICLE III.

The corporate existence of this corporation shall be perpetual.

ARTICLE IV.

The location and post office address of the corporation's registered

office in the State of Idaho shall be Wallace, Idaho.

-3-

ARTICLE V.

This company shall be capitalized for **$500,000.00.** The total authorized stock of this corporation shall be divided into **5,000,000** shares all of which shall be common stock with a par value of **10¢** per share. Said shares shall be non-assessable and shall all be of the same class and every share of said stock shall be equal in all respects to every other of said shares.

The said shares may be issued and sold from time to time by the corporation for such consideration and upon such terms as may, from time to time, be fixed by the Board of Directors without action by the stockholders.

Notwithstanding the provisions of Section 30-120, Idaho Code, the Board of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation without said stock, or any thereof, being first offered to the shareholders of this corporation.

ARTICLE VI.

The corporate powers of the corporation shall be vested in a Board of Directors of not less than three, and no more than seven members, who shall be elected annually by the shareholders, and who shall serve until the election and qualification of their successors. No person shall serve as a director of this corporation who is not a shareholder therein. Directors who are to serve for the first corporate year shall be selected by the incorporators. Unless otherwise determined by the shareholders, the Board of Directors, by resolution, shall from time to time fix the number of directors within the limit herein provided.

ARTICLE VII.

The names, post office addresses, and number of shares subscribed by

each of the incorporators, are as follows:

Name	Address:	No. of Shares
Irvin Scheller	Osburn, Idaho	1
Alden Hull	Box 709, Wallace, Idaho	1
Dennis E. Wheeler	Box 709, Wallace, Idaho	1

ARTICLE VIII.

In addition to the power conferred upon the shareholders by law, to make, amend or repeal By-Laws for this corporation, the Directors shall have the power to repeal and amend the By-Laws and adopt new By-Laws, but such powers may be executed only by a majority of the whole Board of Directors.

ARTICLE IX.

A director or officer of the corporation shall not, in the absence of actual fraud, be disqualified by his office from dealing or contracting with the corporation, either as vendor, purchaser, or otherwise; and in the absence of actual fraud no transaction or contract of the corporation shall be void or voidable by reason of the fact that any director or officer, or firm of which any director or officer is a member, or any other corporation of which any director or officer is a shareholder, officer or director, is in any way interested in such transaction or contract; provided, that such transaction or contract is, or shall be, authorized, ratified or approved (1) by a vote of a majority of a quorum of the Board of Directors, or of the Executive Committee, if any, counting for the purpose of determining the existence of such majority or quorum, any Director, when present, who is so interested, or who is a member of a firm so interested; or (2) at a stockholders' meeting by a vote of a majority of the outstanding shares of stock of the corporation represented at

such meeting and then entitled to vote, or by writing or writings signed by a majority of such holders of stock which shall have the same force and effect as though such authorization, ratification or approval were made by the stockholders; and no director or officer shall be liable to account to the corporation for any profits realized by him through any such transaction or contract of the corporation authorized, ratified or approved, as aforesaid, by reason of the fact that he may be, or any firm of which he is a member, or any corporation of which he is a shareholder, officer or director, was interested in such transaction. Nothing in this paragraph contained shall create any liability in the events above mentioned, or prevent the authorization, ratification or approval of such contracts or transactions in any other manner than permitted by law, or invalidate or made voidable any contract or transaction which would be valid without reference to the provisions of this paragraph.

IN WITNESS WHEREOF, we have hereunto set our hands and seals in quadruplicate this 20th day of August, 1968.

Irvin Scheller

Alan Hunt

Dennis E. Wheeler

-6-

STATE OF IDAHO)
) ss.
County of Shoshone)

On this 20 day of August, 1968, before me, the undersigned, a Notary Public in and for the State of Idaho, personally appeared IRVIN SCHELLER, ALDEN HULL and DENNIS E. WHEELER, known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and seal the day and year in this certificate first above written.

[signature]

Notary Public in and for the State of Idaho,
Residing at Wallace, Idaho.

39956

No. ____________

Articles of Incorporation

of

SILVER CREST MINES, INC.

Place of business Wallace, Idaho

Existence $500,000.00

Capital Stock Perpetual

STATE OF IDAHO
Department of State
Boise, Idaho

Approved, filed and admitted to the records of articles of Incorporation of the State of Idaho and certificate issued this 11th day of September 19 68, at 8:00 o'clock A. M.

FEES PAID

Filing	100.00
Recording	4.00
Cert. Copy	
Certificate	[illegible]
License Tax	

TOTAL $ 110.00

Pete T. Cenarrusa
SECRETARY OF STATE

By ____________
CORPORATION CLERK

State of Idaho

Department of State.

CERTIFICATE OF MERGER OR CONSOLIDATION

I, PETE T. CENARRUSA, Secretary of State of the State of Idaho hereby certify that duplicate originals of Articles of *Merger* of

BORDER SILVER MINES, INC., an Idaho corporation

into *SILVER CREST MINES, INC., an Idaho corporation*,

duly signed and verified pursuant to the provisions of the Idaho Business Corporation Act, have been received in this office and are found to conform to law.

ACCORDINGLY and by virtue, of the authority vested in me by law, I issue this certificate of *Merger*, and attach hereto a duplicate original of the Articles of *Merger*.

Dated *December 20*, 19*82*.


GREAT SEAL OF THE STATE OF IDAHO
ESTO PERPETUA

[signature]

SECRETARY OF STATE

[signature]

Corporation Clerk

CMC 779

ARTICLES OF MERGER
OF DOMESTIC CORPORATIONS
INTO
SILVER CREST MINES, INC.

PURSUANT to the provisions of Section 30-1-74 of the Idaho
Business Corporation Act, the undersigned corporations adopt the
following Articles of Merger for the purpose of merging them into
one of such corporations:

FIRST: Attached hereto and by reference incorporated
herein is a Plan and Agreement of Merger between Silver Crest
Mines, Inc. and Border Silver Mines, Inc. entered into by and
between said corporations on the 1st day of February, 1982. Said
Plan of Merger was approved by the shareholders of each of the
undersigned corporations in the manner prescribed by the Idaho
Business Corporation Act:

SECOND: As to each of the undersigned corporations, the
number of shares outstanding, and the designation and number of
outstanding shares of each class entitled to vote as a class on
such Plan, are as follows:

Name of Corporation	Number of Shares Outstanding	Entitled to Vote as a Class	
		Designation Of Class	Number of Shares
Silver Crest Mines, Inc.	3,250,00	Common	3,250,000
Border Silver Mines, Inc.	2,892,366	Common	2,892,366

THIRD: As to each of the undersigned corporations, the
total number of shares votesd for and against such Plan,
respectively, and, as to each class entitled to vote thereon as a
class, the number of shares of such class voted for and against
such Plan, respectively, are as follows:

2

303230.

Name of Corporation	Number of Shares				
	Total Voted For	Total Voted Against	Entitled to Vote as a Class		
			Class	Voted For	Voted Against
Silver Crest Mines, Inc.	3,250,000	0	Common	3,250,000	0
Border Silver Mines, Inc.	2,680,033	0	Common	2,680,033	0

Dated this 2nd day of November, 1982.

SILVER CREST MINES, INC.

By _____
　　　　　President

Attest:

_____
Secretary

BORDER SILVER MINES, INC.

By _____
　　　　　President

Attest:

_____
Secretary

STATE OF IDAHO　　　)
　　　　　　　　　　) ss
County of Shoshone　)

　　I, ALDEN HULL, a notary public, do hereby certify that on

this 2nd day of November, 1982, pesonally appeared IRVIN SCHELLER

R.M. MacPHEE, President and Secretary, respectively of SILVER CREST

MINES, INC., who, being by me first duly sworn, declared that

they are President and Secretary, respectively of SILVER CREST

MINES, INC., and that they signed the foregoing document as

President and Secretary of said corporation, and that the statements

therein contained are true.

_____
Notary Public in and for the State of
Idaho, Residing at:　Silverton
My Commission Expires: Lifetime

-2-

STATE OF IDAHO)
) ss
County of Shoshone)

I, ALDEN HULL, a notary public, do hereby certify that on this 2nd day of November, 1982, pesonally appeared IRVIN SCHELLER R.M. MacPHEE, President and Secretary, respectively of BORDER SILVER MINES, INC., who, being by me first duly sworn, declared that they are President and Secretary, respectively of BORDER SILVER MINES, INC., and that they signed the foregoing document as President and Secretary of said corporation, and that the statements therein contained are true.



Alden Hull
Notary Public in and for the State of Idaho, Residing at: Silverton
My Commission Expires: Lifetime

4

PLAN AND AGREEMENT OF MERGER

between

SILVER CREST MINES, INC.,

An Idaho Corporation
(The Surviving Corporation)

and

BORDER SILVER MINES, INC.,

An Idaho Corporation
(The Merging Corporation)

PLAN AND AGREEMENT OF MERGER, dated the 1st day of
February, 1982, between SILVER CREST MINES, INC., an
Idaho Corporation (hereinafter referred to as "Silver Crest" and
sometimes referred to as the "Surviving Corporation"), and
BORDER SILVER MINES, INC., an Idaho Corporation (hereinafter
referred to as the "Merging Corporation") which two corporations
are hereinafter sometimes referred to as the "Constituent
Corporations".

FIRST

RECITALS

Silver Crest is validly organized, existing and in good
standing under the laws of the State of Idaho. The Merging
Corporation is validly organized, existing and in good standing
under the laws of the State of Idaho.

Silver Crest has an authorized capital of 5,000,000 shares
of Common Stock with a par value of ten cents ($.10) each,
of which on the 19th day of January, 1982, 3,250,000 shares
were issued and outstanding.

The Merging Corporation has an authorized capital of

5

5,000,000 shares of Common Stock with a par value of ten cents ($.10) each, of which on the date of execution of this Agreement, 2,892,366 shares were issued and outstanding, and 2,107,634 are unissued shares. There are no shares subject to stock options held by officers and employees.

The Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of their respective corporations and stockholders that the Merging Corporation merge with and into Silver Crest in accordance with the provisions of applicable statutes of the State of Idaho and have entered into this Agreement of Merger in connection with the merger.

SECOND

AGREEMENT OF MERGER

NOW, THEREFORE, the Constituent Corporations agree, each with the other, to merge into a single corporation which shall be SILVER CREST MINES, INC., the Surviving Corporation, (whose Articles of Incorporation shall be amended in other respects as provided herein) pursuant to the laws of the State of Idaho, and agree upon and prescribe the terms and conditions of the statutory merger, the mode of carrying it into effect and the manner and basis of converting the shares of the Merging Corporation into shares of the Surviving Corporation, as herein set forth:

On the effective date of the merger, the Merging Corporation shall be merged with and into SILVER CREST MINES, INC., and the separate existence of the Merging Corporation shall cease; the Constituent Corporations shall become a single corporation named "SILVER CREST MINES, INC., an Idaho corporation, which shall be the Surviving Corporation.

THIRD

ARTICLES OF INCORPORATION OF SURVIVING CORPORATION

The Articles of Incorporation of Silver Crest, which are set forth in Exhibit "A" to this Agreement, shall be amended in the following particulars:

1. That Article V of the Articles of Incorporation shall be amended to read as follows:

"ARTICLE V.

This company shall be capitalized for $1,000,000.00. The total authorized stock of this corporation shall be divided into 10,000,000 shares, all of which shall be common stock with a par value of 10¢ per share. Said shares shall be non-assessable and shall all be of the same class and every share of said stock shall be equal in all respects to every other of said shares.

The said shares may be issued and sold from time to time by the corporation for such consideration and upon such terms as may, from time to time, be fixed by the Board of Directors without action by the stockholders.

Notwithstanding the provisions of Section 30-1-26 Idaho Code, no premptive rights shall exist and the Board of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation without said stock, or any thereof, being first offered to the shareholders of this corporation."

Said amended Articles of Incorporation shall continue to be the Articles of Incorporation of the Surviving Corporation until further amended in accordance with the Corporation Law of the State of Idaho.

Such Amended Articles of Incorporation, as thus set forth, may be certified separately from this Agreement as the

Amended Articles of Incorporation of the Surviving Corporation.

FOURTH

BY-LAWS OF SURVIVING CORPORATION

The By-Laws of Silver Crest, Inc., in effect immediately prior to the effective date of the merger shall continue to be the By-Laws of the Surviving Corporation, until altered or repealed in the manner provided by law and such By-Laws.

FIFTH

DIRECTORS AND OFFICERS OF SURVIVING CORPORATION

The Directors and Officers of Silver Crest immediately prior to the effective date of the merger shall continue to be the Directors of the Surviving Corporation, to hold office for the terms specified in the By-Laws of the Surviving Corporation and until their respective successors are duly elected and qualified. These directors are:

Irvin Scheller	Box 475	Post Falls, Idaho 83854
Gene Morse	Box 298	Osburn, Idaho 83849
James Scheller	16742 S. Annette Drive,	Oregon City OR 97045
H. F. Magnuson	Box 469	Wallace, Idaho 83873
Norman M. Smith	Sunshine Star Route	Kellogg, Idaho 83837

SIXTH

MANNER AND BASIS OF CONVERSION OF SHARES

The treatment of the shares of Silver Crest, the manner of converting the shares of the Merging Corporation into shares of common stock of the Surviving Corporation, and the treatment of outstanding options to purchase shares of the Merging Corporation, if any, shall be as follows:

1. Each share of Common Stock of Silver Crest which is issued and outstanding or in its treasury immediately prior

-4-

to the effective date of the merger shall not be affected, converted, or exchanged as a result of the merger, and shall continue to be one fully paid and non-assessable share of the Surviving Corporation's Common Stock with a par value of Ten Cents ($.10) each.

2. Each share of the Merging Corporation's Common Stock which is issued and outstanding immediately prior to the effective date of the merger, shall by virtue of the merger be converted into and become, without action on the part of the holder of such Common Stock, one (1) fully paid and non-assessable share of Common Stock of the Surviving Corporation. Each outstanding certificate for Common Stock of the Merging Corporation shall thereupon be deemed for all purposes to evidence ownership of the number of full shares of Common Stock of the Surviving Corporation into which the same shall have been converted at the rate set forth above; provided, however, that until the holder of such certificate shall have surrendered the same for exchange as set forth hereinafter, no dividend payable to holders of record of Common Stock of the Surviving Corportion as of any date subsequent to the effective date of the merger and no payment shall be paid to such holder with respect to the Common Stock of the Surviving Corporation represented by such certificate. However, upon surrender and exchange of such certificate as herein provided, there shall be paid to the record holder of the certificate or certificates of Common Stock of the Surviving Corporation issued in exchange therefor an amount with respect to such share(s) of Common Stock equal to all dividends, without any interest thereon, which shall

-5-

q

have been paid or become payable to holders of record of Common

Stock of the Surviving Corporation between the effective date of

the merger and the date of such exchange.

3. As soon as practicable after the effective date of

the merger, each holder of outstanding certificates for

Common Stock theretofore issued by the Merging Corporation

(except for those certificates representing shares in respect

of which the holders shall be pursuing their remedy as

dissenting shareholders in accordance with the laws of the State

of Idaho and except for those certificates, if any, representing

shares held by Silver Crest on the effective date of the merger)

shall be entitled, upon surrender of the same by such holder for

cancellation, as directed by the Surviving Corporation, to

receive new certificates for the number of shares of Common

Stock of the Surviving Corporation to which he is entitled.

4. On the effective date of the merger, any shares of

Common Stock of the Merging Corporation which are then held

in its treasury, the treasury of any subsidiary, shall be cancelled

and retired without further action, and no shares of common

Stock of the Surviving Corporation shall be issued in respect

thereof.

5. The Surviving Corporation agrees that it will

promptly pay to the dissenting shareholders, if any, of the

Merging Corporation, the amount, if any, to which they shall be

entitled under the provisions of the Corporation Laws of the

State of Idaho, with respect to the rights of dissenting

shareholders.

10

SEVENTH

EFFECT OF MERGER

On the effective date of the merger, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as a private nature of each of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations and all of the singular rights, privileges, powers and franchises of each of the Constituent Corporations. All property, real, personal and mixed, and debts due to each of the Constituent Corporations on whatever account, including stock subscriptions as well as all other things in action or belonging to each of the Constituent Corporations shall be vested in the Surviving Corporation; and all property, assets, rights, privileges, powers, franchises and immunities, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in either of the Constituent Corporations, shall not revert or be in any way impaired by reason of the merger; provided, however, that all of the creditors and liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities, obligations and duties of the respective Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities, obligations and duties had been incurred or

11

contracted by it.

If at any time after the merger becomes effective it shall appear to the Surviving Corporation that any further assignments or assurances are necessary or desirable to evidence the vesting in the Surviving Corporation of the title to any of the property or rights of the Merging Corporation, those persons who were proper officers and directors of the Merging Corporation as of the effective date of the merger shall execute, acknowledge and deliver such assignments or other instruments and do such acts as may be necessary or appropriate to evidence the vesting of title to such property or rights in the Surviving Corporation. For such purposes the capacity and authority of the Merging Corporation and its officers shall be deemed to be continuing.

The Surviving Corporation agrees that it may be served with process in the State of Idaho and irrevocably appoints the Secretary of State of Idaho as its agent to accept service of process, in any proceeding for the enforcement of any obligation of the Merging Corporation arising in the State of Idaho prior to the effective date of the merger, and in any proceeding for the enforcement of the rights of a dissenting shareholder of the Merging Corporation against the Surviving Corporation.

EIGHTH

ACCOUNTING AND STATE CAPITAL

When the merger becomes effective, subject to such changes, adjustments or eliminations as may be made in

12

accordance with generally accepted accounting principles,
(a) the assets and liabilities of the Constituent Corporations
shall be recorded in the accounting records of the Surviving
Corporation at the amounts at which they shall be carried at
that time in the accounting records of the Constituent
Corporations, (b) the amount of stated capital with which the
Surviving Corporation shall begin business immediately after
the effective date of the merger is $630,263.60.

NINTH

ABANDONMENT

Anything herein or elsewhere to the contrary notwithstanding, this Plan an Agreement of Merger may be abandoned
by action of the Board of Directors of either Silver Crest
or the Merging Corporation at any time prior to the effective
date of the merger, whether before or after submission to
their respective stockholders, upon the happening of any one
of the following events:

1. If the merger fails to obtain the requisite vote
of stockholders of Silver Crest or of stockholders of the
Merging Corporation not later than April 1, 1982, or

2. If, in the judgment of the Board of Directors of
Silver Crest or of the Merging Corporation, the merger
would be impracticable because of the number of stockholders
of either thereof who assert their right to have their stock
appraised and to receive payment therefor as provided in the
Corporation Law of the State of Idaho.

-9-

13

TENTH

REPRESENTATIONS AND WARRANTIES

Silver Crest and the Merging Corporation each represents and warrants to the other that between the date hereof and the time when the merger becomes effective they will not enter into any employment contracts, grant any stock options or issue any stock or securities, except upon the exercise of presently outstanding restricted stock options, or declare or pay any dividends in stock or cash or make any other distribution on or with respect to their outstanding stock.

ELEVENTH

EFFECTIVE DATE

The effective date of the merger provided for by this Agreement shall be the date on which the last act prior to recording required to complete the merger under the laws of the State of Idaho is performed.

IN WITNESS WHEREOF, the undersigned Officers have signed their names hereto and have caused their respective corporate seals of the Constituent Corporations to be affixed hereto the 1st day of February, 1982.

SILVER CREST MINES, INC.,
(the "Surviving Corporation")

ATTEST:

By [signature]
President

[signature]
Secretary

BORDER SILVER MINES, INC.,
(The "Merging Corporation)

ATTEST:

By [signature]
President

[signature]
Secretary

14

STATE OF IDAHO   )
) ss
County of Shoshone)

On this __1st__ day of February, 1982, before me, the undersigne

a Notary Public for the State aforesaid, personally appeared

IRVIN SCHELLER and R. H. MacPHEE, President and Secretary,

respectively, of SILVER CREST MINES, INC., the corporation

whose name is subscribed to the foregoing instrument and acknowledge

to me that such corporation executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed

my Notarial Seal the day and year in this certificate first above

written.



Notary Public in and for the State of
Idaho, Residing at:____Silverton
Idaho:

STATE OF IDAHO   )
) ss
County of Shoshone)

On this __1st__ day of February, 1982, before me, the

undersigned, a Notary Public for the State aforesaid, personally

appeared IRVIN SCHELLER and R. H. MacPHEE, President and Secretary,

respectively, of BORDER SILVER MINES, INC., the corporation

whose name is subscribed to the foregoing instrument and acknowledge

to me that such corporation executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed

my Notarial Seal the day and year in this certificate first above

written.



Notary Public in and for the State of
Idaho, Residing at:____Silverton
Idaho.

-11-

ARTICLES OF INCORPORATION   30323.

. OF

SILVER CREST MINES, INC.

KNOW ALL MEN BY THESE PRESENTS That we, the undersigned,

citizens of the United States of America, each over the age of twenty-one year

do hereby voluntarily associate ourselves together for the purpose of forming

domestic corporation under and by virtue of the laws of the State of Idaho, and

we do hereby make, sign, acknowledge and files these Articles of Incorporatic

as follows:

ARTICLE I.

The name of this corporation is, and shall be SILVER CREST MINES,

INC.

ARTICLE II.

The objects and purposes for which this Corporation is formed are as

principals, agents, or otherwise, to do in any part of the world any and every

of the things therein set forth or permitted by law to the same extent as natura

persons might and could do.   In furtherance and not in limitation of the general

powers conferred by the laws of the State of Idaho, we do expressly provide tha

the Corporation shall have power;

(a) To purchase, sell, option, own, locate, lease or otherwise acquire

mortgage and dispose of lands, mines, mining claims and mineral rights; to

own, handle and control letters patent and inventions; to use and to own, enter,

apply for patents for mines, millsites, mills, water-rights, tunnels and

rights of way; to work, prospect, explore, exploit and develop mines and

mineral lands of every kind and nature and wherever the same may be situated

and to carry on every operation of the business of mining, milling and producii

EXHIBIT "A"

16

zinc, lead, gold, silver and any and all other metals and minerals of every

kind and character and to sell and dispose of the same and the by-products

thereof, and to do everything that may be necessary or proper in the conduct

of the business of working such mines and mineral lands and the production of

ores and to buy, sell, contract for, own, erect, and operate all mills, smelt

and other ore reduction works, sawmills, machinery, roads, tramways,

ditches, flumes, water rights, power plants of any and all kinds whatsoever,

and to develop and use electricity for power and lighting purposes, and to file

upon water rights for any and all purposes.

(b) To take, hold, lease, mortgage, own, purchase, or acquire by

operation of the law or otherwise, real property or any interest therein or

appurtenant thereto, including storerooms, sawmills, store buildings and any

part thereof, or any interest therein, or to sell, lease, exchange, mortgage or

hypothecate real estate or any interest therein and to engage in any and all

undertakings and business necessary and proper to the improvement and

betterment of any of the land or real property or interest therein, owned or

otherwise acquired, or to be owned or otherwise acquired by said corporation,

or in any other lands in which the said corporation may have any interest, and

to handle and deal in any land, interest in land, or other property or interest

therein, of said corporation in any manner it may desire.

(c) To enter into, make, perform and carry out any and all contracts

or agreements or every kind, amount and character with any person, firm,

association, corporation, Federal or State government or any political

subdivision, or corporation or agency thereof.

(d) To purchase, own, sell, convey, mortgage, pledge, exchange,

acquire by operation of law or otherwise, personal property of every kind and

character, debts, dues and demands or causes of action, and each and every

-2-

kind of personal property, evidence of debts, bonds, stocks of this and other

corporations, both public and private, which the Corporation may deem

necessary and convenient for its business or otherwise.

(e) To borrow and lend money from and to any person, firm, corporati

association, or federal or state government or any political subdivision, or

corporation or agency thereof, and to make, take and execute notes, mortgage:

bonds, deeds of trust, or other evidence of indebtedness to secure payment

thereof, or by any other lawful manner or means, and to take and receive note:

bonds, mortgages, deeds of trust, or any evidence of indebtedness for the use

and benefit of said corporation, or otherwise.

(f) To own, hold, lease, or sublet, or to conduct on its own account,

or for any person, firm association, corporation, or federal or state governme

or any political subdivision, or corporation or agency thereof, all and every

kind of merchandise, business or property necessary or proper to carry on an

account of the business of said corporation.

(g) To build any and all necessary shops, buildings, storerooms,

boarding houses, sleeping quarters, sawmills and structures at any place

proper and convenient to carry on any or all of the business of said Corporatior

(h) To do and perform every act and thing necessary to carry out the

above enumerated purposes, or calculated directly or indirectly to the

advancement of the interest of the corporation, or to the enhancement of the

value of its stock, holdings and property of any kind or character.

ARTICLE III.

The corporate existence of this corporation shall be perpetual.

ARTICLE IV.

The location and post office address of the corporation's registered

office in the State of Idaho shall be Wallace, Idaho.

ARTICLE V.

This company shall be capitalized for $500,000.00. The tota authorized stock of this corporation shall be divided into 5,000,000 sha: all of which shall be common stock with a par value of 10¢ per share. Sa shares shall be non-assessable and shall all be of the same class and every share of said stock shall be equal in all respects to every other of said shares

The said shares may be issued and sold from time to time by the corporation for such consideration and upon such terms as may, from time to time, be fixed by the Board of Directors without action by the stockholders.

Notwithstanding the provisions of Section 30-120, Idaho Code, the Boa of Directors of this corporation shall have power and authority from time to time to authorize the sale of, and to sell for cash or otherwise, all or any portion of the unissued and/or of the treasury stock of this corporation withou said stock, or any thereof, being first offered to the shareholders of this corporation.

ARTICLE VI.

The corporate powers of the corporation shall be vested in a Board of Directors of not less than three, and no more than seven members, who shall be elected annually by the shareholders, and who shall serve until the electior and qualification of their successors. No person shall serve as a director of this corporation who is not a shareholder therein. Directors who are to serv for the first corporate year shall be selected by the incorporators. Unless otherwise determined by the shareholders, the Board of Directors, by resolution, shall from time to time fix the number of directors within the lim herein provided.

ARTICLE VII.

The names, post office addresses, and number of shares subscribed b

-4-

each of the incorporators, are as follows:

Name	Address:	No. of Shares
Irvin Scheller	Osburn, Idaho	1
Alden Hull	Box 709, Wallace, Idaho	1
Dennis E. Wheeler	Box 709, Wallace, Idaho	1

ARTICLE VIII.

In addition to the power conferred upon the shareholders by law, to
make, amend or repeal By-Laws for this corporation, the Directors shall have
the power to repeal and amend the By-Laws and adopt new By-Laws, but such
powers may be executed only by a majority of the whole Board of Directors.

ARTICLE IX.

A director or officer of the corporation shall not, in the absence of
actual fraud, be disqualified by his office from dealing or contracting with the
corporation, either as vendor, purchaser, or otherwise; and in the absence of
actual fraud no transaction or contract of the corporation shall be void or
voidable by reason of the fact that any director or officer, or firm of which any
director or officer is a member, or any other corporation of which any
director or officer is a shareholder, officer or director, is in any way
interested in such transaction or contract; provided, that such transaction or
contract is, or shall be, authorized, ratified or approved (1) by a vote of a
majority of a quorum of the Board of Directors, or of the Executive Committee
if any, counting for the purpose of determining the existence of such majority
or quorum, any Director, when present, who is so interested, or who is a
member of a firm so interested; or (2) at a stockholders' meeting by a vote of
majority of the outstanding shares of stock of the corporation represented at

-5-

20

such meeting and then entitled to vote, or by writing or writings signed by a

majority of such holders of stock which shall have the same force and effect

as though such authorization, ratification or approval were made by the

stockholders; and no director or officer shall be liable to account to the

corporation for any profits realized by him through any such transaction or

contract of the corporation authorized, ratified or approved, as aforesaid,

by reason of the fact that he may be, or any firm of which he is a member, o

any corporation of which he is a shareholder, officer or director, was intere

in such transaction. Nothing in this paragraph contained shall create any

liability in the events above mentioned; or prevent the authorization, ratifica

or approval of such contracts or transactions in any other manner than perm

by law; or invalidate or made voidable any contract or transaction which wou

be valid without reference to the provisions of this paragraph.

IN WITNESS WHEREOF, we have hereunto set our hands and seals in

quadruplicate this _20th_ day of _August_ , 19 _68_

Irvin Scheller

Alan Hill

Dennis E. Wheeler

-6-

STATE OF IDAHO)
) ss.
County of Shoshone)

    On this _26_ day of _August_, 19_68_, before me

the undersigned, a Notary Public in and for the State of Idaho, personally

appeared IRVIN SCHELLER, ALDEN HULL and DENNIS E. WHEELER,

known to me to be the persons whose names are subscribed to the within

instrument and acknowledged to me that they executed the same.

    IN WITNESS WHEREOF, I have hereunto set my hand and seal the day

and year in this certificate first above written.

                                        _____
                                        Notary Public in and for the State of Idaho
                                        Residing at Wallace, Idaho.

PETE T. CENARRUSA
SECRETARY OF STATE
STATE CAPITAL
BOISE, IDAHO

303232

No. 39956-c

Articles of Merger

SILVER CREST MINES, INC.

Merger of BORDER SILVER MINES, INC. into SILVER CREST MINES, INC. as survivor

STATE OF IDAHO
Department of State
Boise, Idaho
Approved, filed and admitted to the corporation records of the State of Idaho
Date December 20, 1982
Time 3:25 pm

FEES PAID
Filing $ 20.00
Tax $

Pete T. Cenarrusa
SECRETARY OF STATE

By: Deb Simanal

Filed By:
Hull and Hull
PO Box 709
Wallace, Idaho 83873

RECORDED
at the request of
Alden Hull
in
Articles of Incorp.
Return to:
Alden Hull
Attorney at Law
Box 709
Wallace, ID 83873

Fee $ 46.00

303232

FILED

JAN 10 4 00 PM '83

IRENE NONINI
SHOSHONE CO. RECORDER
BY Janet Zamboni
DEPUTY

23

Exhibit 3.3

FILED # 1916-03

JAN 28 2003

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
SILVER CREST RESOURCES, INC.

The undersigned hereby executes the following Articles of Incorporation for the purpose of forming a corporation under the provisions of the laws of the State of Nevada pursuant to NRS 79.

ARTICLE I
Name

The name of the corporation is Silver Crest Resources, Inc.

ARTICLE II
Purpose

The purpose of this corporation shall be to transact any and all lawful business for which corporations may be incorporated under the laws of the State of Nevada, in general, to have and exercise all the powers conferred by the laws of Nevada upon corporations and to do any and all things hereinbefore set forth to the same extent as natural persons might or could do.

ARTICLE III
Duration

This corporation shall be of perpetual duration.

ARTICLE IV
Authorized Capital Stock

The authorized capital stock of the corporation shall consist of two (2) classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have authority to issue is five hundred million (500,000,000) shares. The shares shall have par value of $.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is ten million (10,000,000) shares. The Preferred Stock shall have no stated value and par value of $.001 per share. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its stockholders for the purpose of winding-up its affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in

their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.

ARTICLE V
Preemptive Rights

Stockholders of this corporation will have no preemptive rights to acquire additional shares issued by the corporation, or any securities convertible into, or carrying or evidencing any rights or option to purchase, any such shares.

ARTICLE VI
Voting

The holders of any of the corporation's capital stock shall possess voting power for the election of directors and for all other purposes, subject to such limitations as may be imposed by law and by any provision of the Articles of Incorporation in the exercise of their voting power. Cumulative voting for the election of directors is hereby expressly prohibited. The holders of Common Stock shall be entitled to one vote for each share held. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

ARTICLE VII
Board of Directors

The initial Board of Directors of this corporation shall consist of two (2) directors. The number of directors constituting the Board of Directors of this corporation may be increased or decreased from time to time in the manner specified in the Bylaws of this corporation; provided, however, that the number shall not be less than one (1) or more than eleven (11). All vacancies in the Board of Directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum.

ARTICLE VIII
Director Liability

A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for conduct as a director, except for liability of the director for (i) acts or omissions that involve intentional misconduct or a knowing violation of law by the director; (ii) conduct which violates Chapter 78.300 of the Nevada Revised Statutes, pertaining to unpermitted distributions to stockholders; or (iii) any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. If the laws of the State of Nevada are amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted thereunder, as so amended. Any repeal or modification of the foregoing paragraph by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE IX
Indemnification

The corporation is authorized to indemnify, agree to indemnify or obligate itself to advance or reimburse expenses incurred by its Directors, Officers, employees or agents to the full extent of the laws of the State of Nevada as may now or hereafter exist.

ARTICLE X
Bylaws

Subject to the power of stockholders to amend or repeal, the Board of Directors of this corporation shall have the power to enact and amend such Bylaws defining the powers and duties of the officers of the corporation and providing for such other matters in relation to its affairs as they may deem necessary and convenient, provided the same are not out of harmony with the laws of the State of Nevada or these Articles of Incorporation.

ARTICLE XI
Action by Majority Consent of Stockholders

Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

ARTICLE XII
Amendments

The corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on the stockholders herein are granted subject to this reservation.

ARTICLE XIII
Directors

The initial Board of Directors of this corporation consists of two (2) directors. The name and address of such directors are as follows:

Name	Address
James Scheller	Box 405 Beavercreek, OR 97004
Carol Stephan	374 Arcada Lane Sandpoint, ID 83864

ARTICLE XIV
Incorporator

The name and address of the incorporator is as follows:

Name   Address

Gregory B. Lipsker   601 W. Main Avenue, Suite 714
                                        Spokane, WA 99201

ARTICLE XV
Registered Agent

The name of the registered agent of this corporation is CSC Services of Nevada, Inc.

ARTICLE XVI
Registered Office

The post office address of the registered office of this corporation is 502 E. John Street, Room E, Carson City, NV 89706.

Dated this 17th day of January, 2003.



Gregory B. Lipsker, Incorporator

Exhibit 3.4

ARTICLES OF MERGER

Pursuant to the provisions of the Idaho Business Corporation Act, Part 11, and the Nevada Revised Statutes, Chapter 92A, the undersigned corporations hereby submit the following Articles of Merger for filing for the purpose of merging Silver Crest Mines, Inc., an Idaho corporation (Mines), into Silver Crest Resources, Inc., a Nevada corporation (Resources).

ARTICLE I

The Plan of Merger of Mines into Resources is attached as Exhibit A.

ARTICLE II

1. The Plan of Merger was duly approved by the shareholders of Mines pursuant to Idaho Business Corporation Act. There were 10,000,000 shares Common Stock issued and outstanding and entitled to vote on the Plan of Merger. No other voting groups were entitled to vote separately on the Plan of Merger. The vote of shareholders was 7,538,954 shares (75.38%) voting "For", -0- shares voting "Against" and 2,000 shares voting "Abstain".

2. The Plan of Merger was approved by the unanimous consent of the shareholders of Resources.

DATED this 9th day of June, 2003.

Silver Crest Mines, Inc., an
Idaho corporation

By:
James Scheller, President

Silver Crest Resources, Inc., a
Nevada corporation

By:
James Scheller, President

PLAN OF MERGER

This Plan of Merger is made and entered into this 30th day of January, 2003, by and between Silver Crest Mines, Inc., an Idaho corporation ("Silver Crest Idaho"), and Silver Crest Resources, Inc., a Nevada corporation ("Silver Crest Nevada" or the "Surviving Corporation").

RECITALS

A. Silver Crest Idaho is a corporation organized and existing under the laws of the State of Idaho and has authorized capital stock consisting of 10,000,000 shares of $0.10 par value common stock, of which 10,000,000 shares are issued and outstanding, and held by approximately 319 shareholders of record.

B. Silver Crest Nevada is a corporation organized and existing under the laws of the State of Nevada and has authorized capital stock consisting of 500,000,000 shares of common stock with $0.001 par value, of which 100 shares are issued and outstanding, and held by Silver Crest Idaho and 10,000,000 shares of preferred stock with no stated value and $0.001 par value, of which no shares are issued and outstanding.

C. The Boards of Directors of Silver Crest Idaho and Silver Crest Nevada, respectively, deem it advisable for Silver Crest Idaho to merge with and into Silver Crest Nevada.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Silver Crest Idaho and Silver Crest Nevada hereby agree to the following Plan of Merger:

1. *Names of Constituent Corporations.* Silver Crest Idaho will merge with and into Silver Crest Nevada. Silver Crest Nevada will be the Surviving Corporation.

2. *Terms and Conditions of Merger.* The effective date of merger shall be the date upon which the Articles of Merger are filed with the Secretary of State. Upon the effective date of the merger, the separate corporate existence of Silver Crest Idaho shall cease; title to all real estate and other property owned by Silver Crest Idaho or Silver Crest Nevada shall be vested in Silver Crest Nevada without reversion or impairment; and the Surviving Corporation shall have all liabilities of Silver Crest Idaho and Silver Crest Nevada. Any proceeding pending by or against Silver Crest Idaho or Silver Crest Nevada may be continued as if such merger did not occur, or the Surviving Corporation may be substituted in the proceeding for Sidney Idaho.

3. *Governing Law.* The laws of the State of Nevada shall govern the Surviving Corporation.

4. *Name.* The name of the Surviving Corporation shall be Silver Crest Resources, Inc., a Nevada corporation.

5. *Registered Office.* The address of the registered office of the Surviving Corporation shall be 502 E. John Street, Room E, Carson City, NV 89706.

6. *Accounting.* The assets and liabilities of Silver Crest Idaho and Silver Crest Nevada (collectively the "Constituent Corporations") as of the effective date of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they are carried at that time on the respective books of the Constituent Corporations.

7. *Articles of Incorporation.* The Articles of Incorporation of Silver Crest Nevada shall constitute the Articles of Incorporation of the Surviving Corporation.

8. *Bylaws.* The Bylaws of Silver Crest Nevada as of the effective date of the merger shall be the Bylaws of the Surviving Corporation until the same shall be altered or amended in accordance with the provisions thereof.

9. *Directors.* The directors of Silver Crest Idaho as of the effective date of the merger shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified.

10. *Manner and Basis of Converting Shares.* As of the effective date of the merger:

(a) Each share of Silver Crest Idaho common stock issued and outstanding shall become one share of common stock of the Surviving Corporation.

(b) The Surviving Corporation shall convert or exchange each share of Silver Crest Idaho common stock for one share of the common stock of the Surviving Corporation.

(c) Any shares of stock of Silver Crest Idaho in the treasury of Silver Crest Idaho on the effective date of the merger shall be surrendered to the Surviving Corporation for cancellation, and no shares of the Surviving Corporation shall be issued in respect thereof.

(d) On the effective date of the merger, holders of certificates of common stock in Silver Crest Idaho shall surrender them to the Surviving Corporation, or its appointed agent, in such manner as the Surviving Corporation legally shall require. Upon receipt of such certificates, the Surviving Corporation shall issue in exchange therefor a certificate of shares of common stock in the Surviving Corporation representing the number of shares of stock to which such holder shall be entitled as set forth above.

(e) In addition, such shareholders shall be entitled to receive any dividends on such shares of common stock of the Surviving Corporation that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate of such common stock.

11. *Shareholder Approval.* This Plan of Merger shall be submitted to the shareholders of Silver Crest Idaho and Silver Crest Nevada for their approval in the manner provided under the applicable laws, at meetings to be held on or before June 30, 2003, or at other such time as the Boards of Directors of Silver Crest Idaho and Silver Crest Nevada shall agree. After approval by a vote of the holders of a majority of the Silver Crest Idaho shares entitled to vote thereon and the holders of the majority of the Silver Crest Nevada shares entitled to vote thereon, if any, of each voting group, and the approval by a vote of the holders of a majority of the Silver Crest Idaho shares entitled to vote thereon and the holders of a majority of the Silver Crest Nevada shares entitled to vote thereon, if any, of each voting group, Articles of Merger shall be filed as required under the laws of the States of Idaho and Nevada.

12. *Termination of Merger.* This merger may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of State, upon a vote of a majority of the Board of Directors of both Silver Crest Idaho and Silver Crest Nevada. If the merger is terminated, there shall be no liability on the part of either Constituent Corporation, their respective Boards of Directors, or shareholders.

13. *Counterparts.* This Plan of Merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

IN WITNESS WHEREOF, this Plan of Merger has been adopted by the undersigned corporations as of this 30^h day of January, 2003.



Silver Crest Mines, Inc., an
Idaho corporation

By: _____
James Scheller, President



Silver Crest Resources, Inc., a
Nevada corporation

By: _____
James Scheller, President

Exhibit 3.5

FILED EFFECTIVE

ARTICLES OF MERGER

2003 JUN 11 PM 2:00

SECRETARY OF STATE
STATE OF IDAHO

Pursuant to the provisions of the Idaho Business Corporation Act, Part 11 and the Nevada Revised Statutes, Chapter 92A, the undersigned corporations hereby submit the following Articles of Merger for filing for the purpose of merging Silver Crest Mines, Inc., an Idaho corporation (Mines), into Silver Crest Resources, Inc., a Nevada corporation (Resources).

ARTICLE I

The Plan of Merger of Mines into Resources is attached as Exhibit A.

ARTICLE II

1. The Plan of Merger was duly approved by the shareholders of Mines pursuant to Idaho Business Corporation Act. There were 10,000,000 shares Common Stock issued and outstanding and entitled to vote on the Plan of Merger. No other voting groups were entitled to vote separately on the Plan of Merger. The vote of shareholders was 7,538,954 shares (75.38%) voting "For", -0- shares voting "Against" and 2,000 shares voting "Abstain".
2. The Plan of Merger was approved by the unanimous consent of the shareholders of Resources.

DATED this 9th day of June, 2003.

Silver Crest Mines, Inc., an Idaho corporation

By: ______________________
James Scheller, President



Silver Crest Resources, Inc., a Nevada corporation

By: ______________________
James Scheller, President



IDAHO SECRETARY OF STATE
06/11/2003 05:00
CK: 22569 CT: 86397 BH: 685447
1 @ 30.00 = 30.00 MERGER # 2
1 @ 20.00 = 20.00 EXPEDITE C # 3

C39956

PLAN OF MERGER

This Plan of Merger is made and entered into this 30th day of January, 2003, by and between Silver Crest Mines, Inc., an Idaho corporation ("Silver Crest Idaho"), and Silver Crest Resources, Inc., a Nevada corporation ("Silver Crest Nevada" or the "Surviving Corporation").

RECITALS

A. Silver Crest Idaho is a corporation organized and existing under the laws of the State of Idaho and has authorized capital stock consisting of 10,000,000 shares of $0.10 par value common stock, of which 10,000,000 shares are issued and outstanding, and held by approximately 319 shareholders of record.

B. Silver Crest Nevada is a corporation organized and existing under the laws of the State of Nevada and has authorized capital stock consisting of 500,000,000 shares of common stock with $0.001 par value, of which 100 shares are issued and outstanding, and held by Silver Crest Idaho and 10,000,000 shares of preferred stock with no stated value and $0.001 par value, of which no shares are issued and outstanding.

C. The Boards of Directors of Silver Crest Idaho and Silver Crest Nevada, respectively, deem it advisable for Silver Crest Idaho to merge with and into Silver Crest Nevada.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, Silver Crest Idaho and Silver Crest Nevada hereby agree to the following Plan of Merger:

1. *Names of Constituent Corporations.* Silver Crest Idaho will merge with and into Silver Crest Nevada. Silver Crest Nevada will be the Surviving Corporation.

2. *Terms and Conditions of Merger.* The effective date of merger shall be the date upon which the Articles of Merger are filed with the Secretary of State. Upon the effective date of the merger, the separate corporate existence of Silver Crest Idaho shall cease; title to all real estate and other property owned by Silver Crest Idaho or Silver Crest Nevada shall be vested in Silver Crest Nevada without reversion or impairment; and the Surviving Corporation shall have all liabilities of Silver Crest Idaho and Silver Crest Nevada. Any proceeding pending by or against Silver Crest Idaho or Silver Crest Nevada may be continued as if such merger did not occur, or the Surviving Corporation may be substituted in the proceeding for Sidney Idaho.

3. *Governing Law.* The laws of the State of Nevada shall govern the Surviving Corporation.

4. *Name.* The name of the Surviving Corporation shall be Silver Crest Resources, Inc., a Nevada corporation.

5. *Registered Office.* The address of the registered office of the Surviving Corporation shall be 502 E. John Street, Room E, Carson City, NV 89706.

6. *Accounting.* The assets and liabilities of Silver Crest Idaho and Silver Crest Nevada (collectively the "Constituent Corporations") as of the effective date of the merger shall be taken up on the books of the Surviving Corporation at the amounts at which they are carried at that time on the respective books of the Constituent Corporations.

7. *Articles of Incorporation.* The Articles of Incorporation of Silver Crest Nevada shall constitute the Articles of Incorporation of the Surviving Corporation.

8. *Bylaws.* The Bylaws of Silver Crest Nevada as of the effective date of the merger shall be the Bylaws of the Surviving Corporation until the same shall be altered or amended in accordance with the provisions thereof.

9. *Directors.* The directors of Silver Crest Idaho as of the effective date of the merger shall be the directors of the Surviving Corporation until their respective successors are duly elected and qualified.

10. *Manner and Basis of Converting Shares.* As of the effective date of the merger:

(a) Each share of Silver Crest Idaho common stock issued and outstanding shall become one share of common stock of the Surviving Corporation.

(b) The Surviving Corporation shall convert or exchange each share of Silver Crest Idaho common stock for one share of the common stock of the Surviving Corporation.

(c) Any shares of stock of Silver Crest Idaho in the treasury of Silver Crest Idaho on the effective date of the merger shall be surrendered to the Surviving Corporation for cancellation, and no shares of the Surviving Corporation shall be issued in respect thereof.

(d) On the effective date of the merger, holders of certificates of common stock in Silver Crest Idaho shall surrender them to the Surviving Corporation, or its appointed agent, in such manner as the Surviving Corporation legally shall require. Upon receipt of such certificates, the Surviving Corporation shall issue in exchange therefor a certificate of shares of common stock in the Surviving Corporation representing the number of shares of stock to which such holder shall be entitled as set forth above.

(e) In addition, such shareholders shall be entitled to receive any dividends on such shares of common stock of the Surviving Corporation that may have been declared and paid between the effective date of the merger and the issuance to such shareholder of the certificate of such common stock.

11. *Shareholder Approval.* This Plan of Merger shall be submitted to the shareholders of Silver Crest Idaho and Silver Crest Nevada for their approval in the manner provided under the applicable laws, at meetings to be held on or before June 30, 2003, or at other such time as the Boards of Directors of Silver Crest Idaho and Silver Crest Nevada shall agree. After approval by a vote of the holders of a majority of the Silver Crest Idaho shares entitled to vote thereon and the holders of the majority of the Silver Crest Nevada shares entitled to vote thereon, if any, of each voting group, and the approval by a vote of the holders of a majority of the Silver Crest Idaho shares entitled to vote thereon and the holders of a majority of the Silver Crest Nevada shares entitled to vote thereon, if any, of each voting group, Articles of Merger shall be filed as required under the laws of the States of Idaho and Nevada.

12. *Termination of Merger.* This merger may be abandoned at any time prior to the filing of Articles of Merger with the Secretary of State, upon a vote of a majority of the Board of Directors of both Silver Crest Idaho and Silver Crest Nevada. If the merger is terminated, there shall be no liability on the part of either Constituent Corporation, their respective Boards of Directors, or shareholders.

13. *Counterparts.* This Plan of Merger may be executed in any number of counterparts, and all such counterparts and copies shall be and constitute an original instrument.

IN WITNESS WHEREOF, this Plan of Merger has been adopted by the undersigned corporations as of this 30[h] day of January, 2003.



Silver Crest Mines, Inc., an
Idaho corporation

By: _____
James Scheller, President



Silver Crest Resources, Inc., a
Nevada corporation

By: _____
James Scheller, President

Exhibit 3.6



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
C1916-2003
Document Number:
20060501677-34

Date Filed:
8/4/2006 2:30:41 PM
In the office of

Dn Heller

Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Exchange
(PURSUANT TO NRS 92A.200)
Page 1

(Pursuant to Nevada Revised Statutes Chapter 92A)
(excluding 92A.200(4b))

1) **Name and jurisdiction of organization of each constituent entity (NRS 92A.200). If there are more than two constituent entities, check box** ☐ **and attach an 8 1/2" x 11" blank sheet listing the entities continued from article one.**

Niagara Mining and Development Company, Inc.
Name of *acquired* entity

Idaho   Corporation
Jurisdiction   **Entity type ***

and,
Silver Crest Resources, Inc.
Name of *acquiring* entity

Nevada   Corporation
Jurisdiction   **Entity type ***

2) **The undersigned declares that a plan of exchange has been adopted by each constituent entity (NRS 92A.200).**

---

* Corporation, non-profit corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.

Filing Fee: $350.00

This form must be accompanied by appropriate fees.

Nevada Secretary of State AoE Exchange 2005
Revised on 09-29-05



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Exchange
(PURSUANT TO NRS 92A.200)
Page 2

ABOVE SPACE IS FOR OFFICE USE ONLY

3) Owner's approval (NRS 92A.200)(options a b, or c must be used for each entity) (if there are more than two constituent entities, check box ☐ and attach an 8 1/2" x 11 " blank sheet listing the entities continued from article three):

(a) Owner's approval was not required from

Name of *acquired* entity, if applicable

and, or;

Silver Crest Resources, Inc.
Name of *acquiring* entity, if applicable

(b) The plan was approved by the required consent of the owners of *-

Niagara Mining and Development Company, Inc.
Name of *acquired* entity, if applicable

and, or;

Name of *acquiring* entity, if applicable

* Unless otherwise provided in the certificate of trust or governing instrument of a business trust, an exchange must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the exchange.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Exchange 2003



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Exchange
(PURSUANT TO NRS 92A.200)
Page 3

ABOVE SPACE IS FOR OFFICE USE ONLY

(c) Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):

The plan of exchange has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of exchange is required by the articles of incorporation of the domestic corporation.

Name of *acquired* entity, if applicable

and, or;

Name of *acquiring* entity, if applicable

4) Location of Plan of Exchange (check a or b):

☐ (a) The entire plan of exchange is attached;

or,

☒ (b) The entire plan of exchange is on file at the registered office of the acquiring corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the acquiring entity (NRS 92A.200).

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM Exchange 2003
Revised on [illegible]



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Exchange
(PURSUANT TO NRS 92A.200)
Page 4

ABOVE SPACE IS FOR OFFICE USE ONLY

5) Effective date (optional)*:

6) Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited partnership; A manager of each Nevada limited-liability company with managers or all the members if there are no managers; A trustee of each Nevada business trust (NRS 92A.230)** (if there are more than two constituent entities, check box ☐ and attach an 8 1/2 x 11" blank sheet listing the entities continued from article eight):

Silver Crest Resources, Inc.
Name of acquired entity

Signature	Secretary Title	August 3, 2006 Date

Niagara Mining and Development Company, Inc.
Name of acquiring entity

Signature	Treasurer Title	August 3, 2006 Date

* An exchange takes effect upon filing the articles of exchange or upon a later date as specified in the articles, which must not be more than 90 days after the articles are filed (NRS 92A.240).

**The articles of exchange must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

ARTICLES OF EXCHANGE

Pursuant to the provisions of the Nevada Revised Statutes and the Idaho Business Corporation Act, Silver Crest Resources, Inc., a Nevada corporation, and Niagara Mining and Development Company, Inc., an Idaho corporation, hereby submit the following Articles of Exchange for filing for the purpose of exchanging the shares of Niagara Mining and Development Company, Inc, for those of Silver Crest Resources, Inc.

ARTICLE I

The Plan of Exchange of Niagara Mining and Development Company shares for those Silver Crest Resources, Inc., is attached as Exhibit A.

ARTICLE II

The Plan of Share Exchange was duly approved by the unanimous consent of the shareholders of Niagara Mining and Development Company pursuant to the Idaho Business Corporation Act 30-1-11 and was not required as to the shareholders of Silver Crest Resources, Inc. pursuant to NRS 92A.120.

    DATED this 3rd day of August, 2006.

                        Silver Crest Resources, Inc.

                        By _____
                           Robert O'Brien, President

                        Niagara Mining and Development Company, Inc.

                        By _____
                           John Ryan, President

08/04/2006 13:36 FAX 509 45 .077 WORKLAND WITHERSPOON 008/008
KAMLEK at PLFK Fax:212-704-0074 Aug 3 06 10:09 P.02
07/06/2006 09:13 509--535--4492 SPOKANE QUOTATION BU PAGE 01 P.3
Aug 03 06 02:18p 509 455 8483 P.2

ARTICLES OF EXCHANGE

Pursuant to the provisions of the Nevada Revised Statutes and the Idaho Business Corporation Act, Silver Crest Resources, Inc., a Nevada corporation, and Niagara Mining and Development Company, Inc., an Idaho corporation, hereby submit the following Articles of Exchange for filing for the purpose of exchanging the shares of Niagara Mining and Development Company, Inc. for those of Silver Crest Resources, Inc.

ARTICLE I

The Plan of Exchange of Niagara Mining and Development Company shares for those Silver Crest Resources, Inc., is attached as Exhibit A

ARTICLE II

The Plan of Share Exchange was duly approved by the unanimous consent of the shareholders of Niagara Mining and Development Company pursuant to the Idaho Business Corporation Act 30-1-11 and was not required as to the shareholders of Silver Crest Resources, Inc. pursuant to NRS 92A.120.

DATED this 3rd day of August, 2006.

Silver Crest Resources, Inc.



By ______________________
Robert O'Brien, President

Niagara Mining and Development Company, Inc.



By ______________________
John Ryan, President

PLAN OF SHARE EXCHANGE
OF
SILVER CREST RESOURCES, INC.
AND
NIAGARA MINING AND DEVELOPMENT CO.

This Plan of Exchange is made and entered into this 1st day of August, 2006, by and between Silver Crest Resources, Inc., a Nevada corporation ("Crest"), and Niagara Mining and Development Company, Inc., an Idaho corporation ("Niagara").

RECITALS

A. Crest is a corporation organized and existing under the laws of the State of Nevada and has authorized capital consisting of two (2) classes of stock, designated as Common Stock and Preferred Stock. There are five hundred million (500,000,000) shares of $.001 par value Common Stock authorized, of which 14,375,600 are issued and outstanding. All of the Common Stock authorized has equal voting rights and powers without restrictions in preference. There are ten million shares of Preferred Stock authorized, none of which is issued and outstanding.

B. Niagara is a corporation organized and existing under the laws of the State of Idaho and has authorized capital stock consisting of one hundred million (100,000,000) shares of $0.01 par value Common Stock, of which thirty-seven million five hundred thousand (37,500,000) shares are issued and outstanding.

C. The Boards of Directors of Crest and Niagara, respectively, deem it in the best interests of the shareholders of their respective corporations that Crest will acquire all of the outstanding shares of common stock of Niagara in exchange for authorized but as yet unissued shares of the common stock of Crest in accordance with the following plan of exchange:

1. Names of Constituent Corporations. Silver Crest Resources, Inc. will acquire all of the issued and outstanding shares of capital stock of Niagara Mining and Development Company, Inc.

2. Terms and Conditions of Exchange.

(a) Each outstanding share of common stock of Niagara shall be surrendered in exchange for one share of the common stock of Crest.

(b) Any shares of Niagara common stock held in the treasury of Niagara on the effective date of the share Exchange will not be deemed to be issued or outstanding for purposes of this exchange. Such shares shall automatically be cancelled, and no shares of the common stock of Crest will be issued in respect of such treasury shares.

JR

(c) On the effective date of the exchange of shares, each holder of one or more shares of the common stock of Niagara shall surrender any and all certificates representing such shares to Crest, or its appointed agent, in such manner as Crest shall reasonably and legally require. Upon receipt of any such certificate, Crest will issue in exchange a certificate representing the number of shares of Crest common stock the surrendering Niagara shareholder is entitled to receive pursuant to the provisions of paragraph A, above.

(d) The holder of any shares of Crest common stock issued pursuant to this Plan of Share Exchange will be entitled to receive dividends on such shares as if such shares had been issued on the effective date of the share exchange if and to the extent that the Board of Directors of Crest has declared or caused to be paid any such dividends between the effective date of the exchange and the issuance of a certificate representing newly issued Crest stock.

3. Shareholder Approval. This Plan of Exchange shall be submitted to the shareholders of Niagara for their approval in the manner provided by the Idaho Business Corporation Act 30-1-11 at meetings to be held on or before August 15, 2006, or such other time as the Boards of Directors of Crest and Niagara shall agree. This Plan of Exchange shall be effective if, and only if, it is approved by each voting group entitled to vote separately on the plan a majority of all votes entitled to be cast on the Plan by that voting group. Promptly after the Plan has been approved by the shareholders of Niagara, the officers of Niagara, or any of them, shall deliver Articles of Share Exchange for filing to the Idaho Secretary of State, as required under the Idaho Business Corporation Act.

4. Rights of Dissenting Shareholders. Any shareholder of Niagara who has the right to dissent from this merger as provided in the Idaho Business Corporation Act 30-1-1302, and who so dissents in accordance with the requirements thereof, shall be entitled, upon surrender of the certificate or certificates representing the shares with respect to which the shareholder has the right to dissent, to receive payment of the fair value of such shares as provided by applicable law.

5. Termination of Exchange. This exchange of shares may be abandoned at any time prior to filing of the Articles of Share Exchange with the Secretary of State, upon a vote of a majority of the Board of Directors of both Crest and Niagara. If the share exchange is terminated, there shall be no liability on the part of either Crest or Niagara, or their respective Boards of Directors or shareholders.

6. Tax Free Exchange. It is intended that this transaction shall qualify as a tax-free exchange under Section 368(b) of the Internal Revenue Code

7. Counterparts. This Plan of Exchange may be executed in any number of counterparts and all of such counterparts and copies shall be and constitute an original instrument.

JR

8. Governing Law. This Plan of Share Exchange will be governed by and construed in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, this Plan of Share Exchange has been adopted by the undersigned corporations as of this 1st day of August, 2006.

Silver Crest Resources, Inc.

By _____
    Robert O'Brien, President:

Niagara Mining and Development Company, Inc.



By _____
    John Ryan, President:

KAHLER at PCFK Fax:212-704-6074 Aug 3 '06 18:09 P.02
07/05/2006 09:13 509--535--4492 SPOKANE QUOTATION PAGE 01

Aug 03 06 02:18p 509 455 0403

FILED EFFECTIVE

Exhibit 3.7

2006 AUG -4 PM 1:36

SECRETARY OF STATE
STATE OF IDAHO

ARTICLES OF EXCHANGE

Pursuant to the provisions of the Nevada Revised Statutes and the Idaho Business Corporation Act, Silver Crest Resources, Inc., a Nevada corporation, and Niagara Mining and Development Company, Inc., an Idaho corporation, hereby submit the following Articles of Exchange for filing for the purpose of exchanging the shares of Niagara Mining and Development Company, Inc. for those of Silver Crest Resources, Inc.

ARTICLE I

The Plan of Exchange of Niagara Mining and Development Company shares for those Silver Crest Resources, Inc., is attached as Exhibit A.

ARTICLE II

The Plan of Share Exchange was duly approved by the unanimous consent of the shareholders of Niagara Mining and Development Company pursuant to the Idaho Business Corporation Act 30-1-11 and was not required as to the shareholders of Silver Crest Resources, Inc. pursuant to NRS 92A.120.

DATED this 3rd day of August, 2006.

Silver Crest Resources, Inc.



By ________________
Robert O'Brien, President

Niagara Mining and Development Company, Inc.



By ________________
John Ryan, President

IDAHO SECRETARY OF STATE
08/04/2006 05:00
CK: 29028 CT: 86397 BH: 968524
1 @ 30.00 = 30.00 AMEND PROF # 2
1 @ 20.00 = 20.00 EXPEDITE C # 3

C158215

2006 AUG -4 PM 3:46

SECRETARY OF STATE
STATE OF IDAHO

EXHIBIT A
PLAN OF SHARE EXCHANGE
OF
SILVER CREST RESOURCES, INC.
AND
NIAGARA MINING AND DEVELOPMENT CO.

This Plan of Exchange is made and entered into this 1st day of August, 2006, by and between Silver Crest Resources, Inc., a Nevada corporation ("Crest"), and Niagara Mining and Development Company, Inc., an Idaho corporation ("Niagara").

RECITALS

A. Crest is a corporation organized and existing under the laws of the State of Nevada and has authorized capital consisting of two (2) classes of stock, designated as Common Stock and Preferred Stock. There are five hundred million (500,000,000) shares of $.001 par value Common Stock authorized, of which 14,375,600 are issued and outstanding. All of the Common Stock authorized has equal voting rights and powers without restrictions in preference. There are ten million shares of Preferred Stock authorized, none of which is issued and outstanding.

B. Niagara is a corporation organized and existing under the laws of the State of Idaho and has authorized capital stock consisting of one hundred million (100,000,000) shares of $0.01 par value Common Stock, of which thirty-seven million five hundred thousand (37,500,000) shares are issued and outstanding.

C. The Boards of Directors of Crest and Niagara, respectively, deem it in the best interests of the shareholders of their respective corporations that Crest will acquire all of the outstanding shares of common stock of Niagara in exchange for authorized but as yet unissued shares of the common stock of Crest in accordance with the following plan of exchange:

1. Names of Constituent Corporations. Silver Crest Resources, Inc. will acquire all of the issued and outstanding shares of capital stock of Niagara Mining and Development Company, Inc.

2. Terms and Conditions of Exchange.

(a) Each outstanding share of common stock of Niagara shall be surrendered in exchange for one share of the common stock of Crest.

(b) Any shares of Niagara common stock held in the treasury of Niagara on the effective date of the share Exchange will not be deemed to be issued or outstanding for purposes of this exchange. Such shares shall automatically be cancelled, and no shares of the common stock of Crest will be issued in respect of such treasury shares.

(c) On the effective date of the exchange of shares, each holder of one or more shares of the common stock of Niagara shall surrender any and all certificates representing such shares to Crest, or its appointed agent, in such manner as Crest shall reasonably and legally require. Upon receipt of any such certificate, Crest will issue in exchange a certificate representing the number of shares of Crest common stock the surrendering Niagara shareholder is entitled to receive pursuant to the provisions of paragraph A, above.

(d) The holder of any shares of Crest common stock issued pursuant to this Plan of Share Exchange will be entitled to receive dividends on such shares as if such shares had been issued on the effective date of the share exchange if and to the extent that the Board of Directors of Crest has declared or caused to be paid any such dividends between the effective date of the exchange and the issuance of a certificate representing newly issued Crest stock.

3. Shareholder Approval. This Plan of Exchange shall be submitted to the shareholders of Niagara for their approval in the manner provided by the Idaho Business Corporation Act 30-1-11 at meetings to be held on or before August 15, 2006, or such other time as the Boards of Directors of Crest and Niagara shall agree. This Plan of Exchange shall be effective if, and only if, it is approved by each voting group entitled to vote separately on the plan a majority of all votes entitled to be cast on the Plan by that voting group. Promptly after the Plan has been approved by the shareholders of Niagara, the officers of Niagara, or any of them, shall deliver Articles of Share Exchange for filing to the Idaho Secretary of State, as required under the Idaho Business Corporation Act.

4. Rights of Dissenting Shareholders. Any shareholder of Niagara who has the right to dissent from this merger as provided in the Idaho Business Corporation Act 30-1-1302, and who so dissents in accordance with the requirements thereof, shall be entitled, upon surrender of the certificate or certificates representing the shares with respect to which the shareholder has the right to dissent, to receive payment of the fair value of such shares as provided by applicable law.

5. Termination of Exchange. This exchange of shares may be abandoned at any time prior to filing of the Articles of Share Exchange with the Secretary of State, upon a vote of a majority of the Board of Directors of both Crest and Niagara. If the share exchange is terminated, there shall be no liability on the part of either Crest or Niagara, or their respective Boards of Directors or shareholders.

6. Tax Free Exchange. It is intended that this transaction shall qualify as a tax-free exchange under Section 368(b) of the Internal Revenue Code

7. Counterparts. This Plan of Exchange may be executed in any number of counterparts and all of such counterparts and copies shall be and constitute an original instrument.

8. <u>Governing Law</u>. This Plan of Share Exchange will be governed by and construed in accordance with the laws of the State of Nevada.

IN WITNESS WHEREOF, this Plan of Share Exchange has been adopted by the undersigned corporations as of this 1st day of August, 2006.

Silver Crest Resources, Inc.

By ___/S/_____
     Robert O'Brien, President

Niagara Mining and Development Company, Inc.

By ___/S/_____
     John Ryan, President

Exhibit 3.8



DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity #
C1916-2003
Document Number:
20060516985-72

Date Filed:
8/14/2006 10:30:35 AM
In the office of

Dean Heller
Secretary of State

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Silver Crest Resources, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article I is amended to read:

Article I

The name of the corporation is Gold Crest Mines, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is: Consent of 72.4% of voting power

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): Robert W. O'Brien, President

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 09/29/05

Exhibit 3.9



AK Entity #: 102583
Date Filed: 07/28/2006 01:37 PM
State of Alaska
Department of Commerce

State of Alaska
Corporations, Business and Professional Licensing
CORPORATIONS SECTION
PO Box 110808
Juneau, AK 99811-0808

ARTICLES OF INCORPORATION
Business Corporation

The undersigned natural person(s) of the age of 18 years or more, acting as incorporator(s) of a corporation under the Alaska Corporations Code (AS 10.06) hereby executes the following document and sets forth:

Article 1. Name of the Corporation:

Kisa Gold Mining, Inc.

Article 2. The Purpose of the Corporation:

Mining Exploration

Duration:
Check this box if the duration is perpetual: ☑

If the duration is not perpetual, list the latest date upon which the Corporation is to dissolve:	

Article 3. Registered Agent Name and Address:

Name:	Thomas E Shanley
Mailing Address:	2929 Linda Ave Juneau, AK 99803
Physical Address if Mailing Address is a Post Office Box:	

Article 4. Name and Address of each alien affiliate or a statement that there are no alien affiliates:
There are no alien affiliates: ☑

Name	Mailing Address

Article 5. Number of Authorized Shares:

# of Authorized Shares	Class	Series	Par Value
100000		0	$0.00

Optional Provisions:

Name and addresses of incorporators:

Name	Title	Mailing Address
John Ryan		301 Central Avenue Hilton Head Island, SC 29926

One or more natural persons at least 18 years of age may act as incorporators of a corporation by signing and delivering to the commissioner the articles of incorporation for the corporation.

Online Signature of Incorporator(s)

John Ryan

Date Submitted Online

July 28, 2006

Exhibit 3.10

FILED EFFECTIVE

ARTICLES OF INCORPORATION

OF

Niagara Mining and Development Co., Inc.

We, the undersigned, having associated ourselves together for the purpose of forming a corporation, under the general corporation laws of the State of Idaho, hereby certify:

No. 1

NAME

The name of the corporation shall be:

Niagara Mining and Development Co., Inc.

No. 2

LOCATION

The principal office or place of business shall be located in Beaufort County, South Carolina at:

301 Central Ave. #384
Hilton Head, SC 29926

No. 3

PURPOSE

The nature or object or purpose of the business of this corporation shall be:

a. To engage in any lawful business activity.

b. To borrow and/or lend money with or without security.

c. To buy, sell, lease, claim, explore for, produce, or trade in commodities of every nature, including securities, notes, bonds, mortgages, agricultural products, mining products, minerals, metals commodity futures contracts, titles to or equities in land, buildings, mining claims, oil leases, royalty interests, and options to buy or sell any or all of the foregoing.

01/11/2005

C-158215

d.   To have and exercise all the rights, powers, and privileges which are now or which
      may hereafter be conferred upon corporations organized under the same statute as
      this corporation; and to have and exercise all such rights, powers and privileges as
      may be necessary, convenient or proper to effectuate and accomplish the
      objectives and purposes specified in this certificate, and said specified objectives
      and purposes shall not limit or restrict in any manner the powers of this
      corporation.

No. 4

CAPITALIZATION

The total authorized capital stock of this corporation shall be ONE HUNDRED MILLION
SHARES (100,000,000) shares of COMMON STOCK, each of which shares shall have the par
value of ONE CENT ($0.01), totaling $1,000,000.00, and ONE HUNDRED MILLION
SHARES (100,000,000) shares of PREFERRED STOCK having a par value of ONE TENTH OF
ONE CENT ($0.001), totaling $100,000.00, such preferred shares to be designated as to class,
series, dividends, preferences, limitations, restrictions on transfer, and other matters as the Board
of Directors shall see fit, such that the relative rights of any such class and series are identical
with those of other shares of the same class and series.

No. 5

GOVERNING BOARD

This corporation shall be governed by at least three (3) directors and not more than nine (9)
directors, and the following persons are hereby appointed director to govern the affairs of this
corporation from inception and for the first year of its existence, or until a stockholders' meeting
is called for the purpose of electing directors;

John P. Ryan
301 Central Ave. #384
Hilton Head, SC 29926

Jim Czirr
425 Jenish Drive
Sandpoint, Idaho 83864

Howard M. Crosby
6 East Rose Street
Walla Walla, WA 99362

The directors shall be elected at the annual meetings or any special meeting of the stockholders
called for the purpose of electing directors, the holder of each share of common stock of this

2

corporation shall have one vote and the majority of the stock represented at the meeting, by the stockholders in person or by proxy, shall decide:

1. The maximum number of directors to hold office for the ensuing term;

2. The persons to hold such directorships.

The Board of Directors, during a term, may decrease in number by the resignation or death of one or more members, but the maximum number of directors cannot be increased. The majority of the surviving directors, in the case of a vacancy by resignation or death, may appoint a person or persons to fill a vacancy or vacancies. The directors shall be indemnified by the corporation from legal liability for all of their actions which in their judgment were in the best interests of the corporation, excepting gross or reckless negligence, or misconduct, to the maximum extent permitted by the laws of the State of Idaho.

No. 6

ASSESSABILITY OF STOCK

The shares issued by this corporation, once the par value has been paid in full, shall not be assessable, and any shares issued for services, or property, or considerations other than cash, shall be deemed fully paid up and shall be forever non-assessable.

No. 7

TERM OF EXISTENCE

The term of existence of this corporation shall be perpetual.

No. 8

BY-LAWS

The directors or shareholders shall have power to make such by-laws as they may deem proper for the management of the affairs of said corporation according to the statute in such case made and provided.

No. 9

VOTING

Each stockholder will have one vote for each common share registered in his or her name. Cumulative voting shall not be allowed. Voting rights for the preferred shares, if any, shall be set by the Board of Directors upon the issuance of preferred shares.

3

No. 10

SUBSCRIPTION RIGHTS

The stockholders of this corporation shall have no preferential right or rights to subscribe to any subsequent issues of the authorized shares of this corporation, unless certain rights or warrants for a specific issue are authorized by the Board of Directors or the Stockholders.

No. 11

RESIDENT AGENT

The name and address of the Resident Agent is:
Jim Czirr, 425 Janish Drive, Sandpoint, Idaho 83864

No. 12

INCORPORATORS

The name and addresses of the incorporators of this corporation are:

John P. Ryan, whose address is 301 Central Ave. #384, Hilton Head, SC 29926

IN TESTIMONY WHEREOF, I hereunto set my hand and seals, this 10th day of January, 2005.



John P. Ryan

No. C [illegible]

Due no later than January 31, 2006
Annual Report Form

Return to:
SECRETARY OF STATE
700 WEST JEFFERSON
PO BOX [illegible]
BOISE, ID [illegible]

NO FILING FEE IF
RECEIVED BY DUE DATE

[redacted]

[illegible] MINING AND DEVELOPMENT CO.
[illegible] CENTRAL AVE # [illegible]
HILTON HEAD, SC [illegible]

2. Registered Agent and Office NO PO BOX
JIM C[illegible]
[illegible] DR
SANDPOINT, ID [illegible]

3. New Registered Agent Signature

4. Corporations: Enter Names and Business Addresses of President, Secretary and Directors.

Office held	Name	Street or P.O. Address	City	State	Zip
President-Director	John Ryan	301 Central Ave #384	Hilton Head	SC	29926
Secretary-Director	Howard Crosby	Po Box 2056	Walla Walla	WA	99362
Director	Jim Carr	435 Jensch Dr.	Sandpoint	ID	83864

5. Organized Under the Laws of:
IDAHO
C 1[illegible]

6.
Signature [signature] Date 1/7/06
Name John P. Ryan Title President

Issued 11/01/2005

Do Not Tape or Staple

2006010[illegible]

EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is made and entered into as of the 21st day of August, 2006 ("Agreement Date"), between Gold Crest Mines, Inc., a Nevada corporation, ("Employer"), and Chris Dail, ("Employee").

AGREEMENT

1.   Employment. Employer agrees to employ Employee, and Employee agrees to be so employed, pursuant to the terms and conditions set forth in this Agreement.

2.   Term. This Agreement begins on August 21, 2006, and continues until August 20, 2008, unless terminated in accordance with this Agreement.

>   **a.   Termination for Cause.** During the Term, Employer may terminate the employment of Employee for "Cause" by giving Employee prior written notice of such termination, with reasonable specificity of the details thereof. For the purposes of this Agreement, "Cause" shall include but not be limited to (i) Employee's disregard of lawful instructions of Employer which are consistent with Employee's position and duties set forth herein; (ii) Employee's neglect of duties; (iii) Employee's actions which may reasonably be expected to result in material damage to Employer; (iv) Employee's abuse of alcohol or other drugs or controlled substances; (v) Employee's material breach of any of the terms or conditions contained herein; (vi) the conviction of Employee of a felony; (vii) Employee's theft, embezzlement or misappropriation of funds from Employer, or (viii) other action(s) that Employer reasonably finds to be detrimental to Employer and its operations. In addition, Employee's resignation hereunder shall be deemed a termination for "Cause." A termination pursuant to Section 2(a)(i), (ii), (iii), (iv), (v), or (viii) shall take effect thirty (30) days after the giving of the notice contemplated hereby unless Employee shall during such thirty (30) day period remedy to the reasonable satisfaction of Employer the misconduct, disregard, abuse, or breach specified in such notice. A termination pursuant to Section 2(a)(vi) or (vii) shall take effect immediately upon the giving of the notice contemplated hereby.

>   **b.   Termination Without Cause.** A termination of Employee's employment shall be deemed to be "Without Cause" if Employer terminates Employee's employment for any reason other than for Cause.

>   **c.   Effect of Termination of Employment.**

>>   i.   <u>Termination for Cause</u>. Upon termination of Employee's employment pursuant to Section 2(a), Employer shall pay Employee the unpaid portion of any compensation accrued pursuant to Section 4, computed on a pro rata basis to the date of termination. Health insurance benefits shall terminate at the end of the last month of employment.

ii.   Termination Without Cause.   Upon termination of Employee's employment pursuant to Section 2(b), Employer shall pay Employee the unpaid portion of any compensation accrued pursuant to Section 4, computed on a pro rata basis to the date of termination.   In addition, Employee shall receive the compensation pursuant to Section 4 from the date of termination through the end of the Term, *provided that* Employee's entitlement to compensation pursuant to this section shall remain subject to Employee's continuing performance of any obligations which Employee may have under this Agreement, or any other agreement with Employer, which by their terms survive any termination of employment (including, but not limited to, the obligations contained in Sections 5, 6, and 7).

3.   Duties. Employee will be employed initially as the Vice President of Exploration of Employer, and in such additional or other capacities and offices as may be assigned by Employer from time to time. Employee shall diligently and conscientiously devote his full and exclusive professional time and attention and best efforts in discharging his duties. Without the prior express written authorization of Employer, Employee is prohibited from directly or indirectly, during the term of this Agreement, rendering services of a business, professional, or commercial nature to any other person, firm or corporation, whether or not the services are rendered for compensation.

4.   Compensation.

a.   Salary. Until August 20, 2007, Employer shall pay Employee an annual salary of One Hundred Ten Thousand Dollars ($110,000) payable monthly in accordance with its normal payroll practices. Commencing August 21, 2007 Employer shall pay Employee an annual salary of One Hundred Twenty-five Thousand Dollars ($125,000) payable monthly in accordance with its normal payroll practices. Employee's compensation will be subject to prospective review by Employer in its sole discretion.

b.   Restricted Stock.
1)   Grant and Issuance. As consideration for Employee's employment with Employer, Employer grants and issues to Employee one hundred thousand (100,000) restricted common shares of its stock valued at $0.75 per share ("Granted Shares"). The shares shall vest immediately subject to the right of forfeiture set forth in Section 4b.4. In addition, the term "Granted Shares" shall include any shares of stock received by Employee from any stock split, stock dividend, combination of shares, or any other change or exchange for other securities by reclassification, reorganization, merger, consolidation, recapitalization, or otherwise, derived from the one hundred thousand (100,000) restricted common shares granted and issued pursuant to Section 4.b.1 of this Agreement.

2)   Rights as Shareholder. During the term of this Agreement, Employee will have all the rights of a shareholder with respect to Granted Shares, including the right to vote them and to receive all dividends and other distributions paid with respect to them, provided however that the shares shall be subject to the restrictions provided for in Section 4.b of this Agreement.

3)   Not Transferable. Employee may not sell, exchange, transfer, pledge, hypothecated, or otherwise dispose of ("Transfer") Granted Shares to anyone other than Employer during the term of this Agreement, and Granted Shares may only be Transferred to Employer if Employee forfeits Granted Shares pursuant to Section 4.b.4 of this Agreement.

4) **Forfeiture.** If Employee's employment is terminated either by Employee or by Employer prior to February 28, 2007, Employee shall forefeit and endorse over to Employer all of the stock granted pursuant to Section 4.1 of this Agreement.

5) **Legend.** Stock certificates representing Granted Shares shall be imprinted with a legend stating that the shares represented thereby may not be sold, exchanged, transferred, pledged, hypothecated, or otherwise disposed of except as otherwise provided in this Agreement in a form substantially as follows:

THESE SECURITIES HAVE NOT BEEN REGISTERED FOR PUBLIC SALE WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER STATE SECURITIES LAWS. THE SALE, PLEDGE OR OTHER DISPOSITION OF THE SHARES IS PROHIBITED UNLESS THE SHARES ARE REGISTERE OR SOLD IN A TRANSACTION EXEMPT FROM SUCH REGISTRATION.

6) **Stock Splits, Dividends, etc.** If, due to a stock split, stock dividend, combination of shares, or any other change or exchange for other securities by reclassification, reorganization, merger, consolidation, recapitalization, or otherwise, Employee, as the owner of the Granted Shares subject to the restrictions hereunder, shall be entitled to new, additional, or different shares of stock or securities, the certificate or certificates for, or otherwise evidence of, such new, additional, or different shares or securities, together with a stock power or other instrument of transfer appropriately endorsed, also shall be endorsed with a legend as provided in Section 4.b.5 of this Agreement.

c. **Incentive Bonus.** Employee may receive bonuses during the term of employment as determined by Employer, in its sole discretion.

d. **Benefits.** Employer shall provide medical insurance coverage for Employee. The Employee shall may participate in Employer's other benefits programs applicable to comparable employees and subject to the eligibility requirements of any such plan as it is maintained and amended from time to time by Employer. Employee is entitled to annual paid vacation periods with pay in accordance with established policy as amended from time to time by Employer.

e. **Stock Options.** The employee is hereby granted non-qualified stock options to purchase 200,000 shares of the Company's common stock at a price of $0.30 per share. The options shall vest on August 21, 2007 and shall be exercisable until August 20, 2009. The options shall be governed by the terms of an option agreement to be entered into between the Employer and employee in substantially the same form as attached hereto.

f. **Reimbursement of Expenses.** The parties acknowledge that the compensation provided to Employee under this Agreement takes into account Employee's personal obligation to incur and pay certain expenses for which Employer is under no obligation to reimburse Employee. Nonetheless, Employer agrees reimburse Employee for any additional reasonable and necessary expenses incurred by Employee in carrying out his duties under this Agreement that are consistent with Employer's purpose, plans, and budgets, including but not limited to fees for membership in professional organizations. Employee shall present to Employer an itemized account of such expenses in any form required by Employer.

        g.   **Employer Business Earnings.** All business revenues and fees produced or transacted through the efforts of Employee are the sole property of Employer. Employee shall have no right to the business or to share in any revenues or fees resulting from the conduct of the business other than the compensation provided for in this Agreement.

        5.   <u>**Confidential Information.**</u>

        a.   **Knowledge of Confidential Information.** Employee acknowledges that during the course of employment, he may be placed in a position of trust and confidence, and/or may learn, develop, create and have access to Confidential Information belonging to Employer and Employer's related businesses (hereinafter collectively referred to as "Employer"), other companies and individuals with which Employer carries on business, and/or its clients.

        b.   **Definition of Confidential Information.** "Confidential Information" consists of any and all information disclosed, acquired or known to Employee as a result of employment, including any other information gathered or developed and relating to the business of Employer and its clients. "Confidential Information" includes, without limitation, all documents pertaining to Employer's business including trade secrets, financial information, proposals, customer lists, client lists, customer identities, client identities, as all other information, written, oral, graphic or computerized about Employer's business, its clients and/or its suppliers.

        c.   **Non-Disclosure of Confidential Information**. Employee agrees that he shall hold all Confidential Information in trust and confidence for Employer both during the term of employment and following termination of employment, and except as Employee may be authorized by Employer in writing, Employee shall not publish or disclose to any person or entity, or use in any manner, such Confidential Information.

        If Employee, or anyone to whom Employee disclosed Confidential Information in accordance with the terms hereof, becomes legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, investigative demand or similar process) to disclose any of the Confidential Information, Employee will provide Employer with prompt written notice so that Employer may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If such protective order or other remedy is not obtained, or Employer waives compliance with the provisions of this Agreement, Employee will furnish only that portion of the Confidential Information which it is legally required to disclose and will exercise Employee's best efforts to obtain reliable assurance that confidential treatment will be accorded the Confidential Information.

        6.   <u>**Return of Employer's Property.**</u> Immediately upon the termination of employment, and at any time during employment upon Employer's request, Employee shall deliver to Employer all written, descriptive, electronic, or tangible matter containing Confidential Information, including all copies thereof, which was made or complied by Employer or Employee or made available to Employee in the course of employment, including, without limitation, client or business contact identities, client or business contact lists, rolodexes containing client identities or business contact information, disks, descriptions or other papers, documents or materials which contain any such Confidential Information. Furthermore, all computer (hardware and software) and business equipment, cell phones, tapes, disks, notes, memoranda or data made available or furnished to Employee by Employer, whether or not they contain Confidential Information, are and shall remain the sole and exclusive property of the Company and Employee shall return all of it to Employer immediately upon the termination of employment.

        7.   **Trade Secrets Act/Other Torts.** Employee acknowledges that he is also obliged to abide by the Washington's Uniform Trade Secrets Act (RCW §19.108.010, *et seq.*). Employee has been advised and understands that Employer can seek relief against Employee for any breach of that law or for other torts Employee commits (for example, breach of duty of loyalty, interference with Employer's business relationships, etc.).

        8.   **Specific Performance.** The obligations of this Agreement shall survive termination of employment. Employee agrees that a violation or threatened violation of any of the provisions of paragraphs 5, 6, or 7shall cause Employer immediate and irreparable harm and that, in such event, an injunction restraining Employee from such violation or threatened violation may be entered in addition to any other relief available to Employer. Employee waives any right he may have to assert in any such proceeding that Employer has an adequate remedy at law.

        9.   **Reasonableness of Restrictions.** Employee agrees that the duration and scope of the obligations under paragraphs 5, 6, 7, and 8 are reasonable.

10. **Miscellaneous**

      a.   **Survival.** Employee understands that this Agreement shall be effective when signed and that the terms of this Agreement shall remain in full force and effect not only during the continuation of his employment, but also after the termination of employment for any reason by Employer or Employee.

      b.   **Waiver.** Failure of Employer to exercise or otherwise act with respect to any of its rights under this Agreement shall not be construed as a waiver of such breach, nor prevent Employer from thereafter enforcing strict compliance with any and all terms of this Agreement.

      c.   **Severability.** If any part of this Agreement shall be adjudicated to be invalid or unenforceable, as to duration, territory or otherwise, then such part shall be deemed deleted from the Agreement or amended, as the case may be, in order to render the remainder of the Agreement valid and enforceable.

      d.   **Agreement Binding.** This Agreement shall be binding on and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns, if any.

      e.   **Governing Law.** This Agreement is made and entered into in the State of Washington and concerns employment situated in said state. This Agreement shall be interpreted and construed in accordance with the laws of the State of Washington without giving effect to principles of conflict of law. Any action arising in connection with this Agreement must be brought in Spokane County Superior Court, Spokane, Washington. By this Agreement, the parties confer jurisdiction over the subject matter of and parties to this Agreement. The party who prevails in any such action will be entitled to an award of the reasonable costs and attorneys' fees incurred in the action.

      f.   **Titles and Captions.** All section and paragraph titles and captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the construction or interpretation of this Agreement.

      g.   **Entire Agreement.** This Agreement contains all the understandings and agreements between the parties concerning matters set forth in this Agreement. The terms of this Agreement supersede any and all prior statements, representations and agreements by or between Employer and Employee, or either of them, concerning the matters set forth in this Agreement. Employee acknowledges that no person who is an agent or Employee of Employer may orally or by conduct modify, delete, vary, or contradict the terms or conditions of this Agreement or this paragraph. This Agreement may be modified only by a written agreement signed by both parties.

      h.   **Assignment.** Employee consents in advance to Employer's right to assign this Agreement to any successor in interest that expressly assumes Employer's obligations hereunder in writing. Employee may not assign his rights and obligations under this Agreement.

      i.   **Counterparts.** This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

j. **Notices.** Any notice required or desired to be given under this Agreement shall be given in writing and sent by certified mail, return receipt requested, addressed as follows:

a. **To Employee:** Chris Dail, 1111 West 15th Avenue, Spokane, Washington 99203-1011.

b. **To Employer:** Gold Crest Mines, Inc., West 601 Main, Suite 1017, Spokane, Washington, 99201.

Notice shall be effective upon receipt.

k. **Opportunity to Review and Consult with Attorney.** Employee acknowledges that he has had an opportunity to consult with an attorney before signing this Agreement.

<u>   /s/   </u>
Employee Initials

IN WITNESS WHEREOF, the parties have executed and entered into this Agreement on the Agreement Date set forth above.

EMPLOYEE   GOLD CREST MINES, INC.

<u>   /s/   </u>   By: <u>   /s/   </u>
Chris Dail   Terrence J. Dunne,
                                                        Chief Financial Officer

Exhibit 21

Subsidiaries of the Issuer

Niagara Mining and Development Company, Inc., an Idaho Corporation, is a wholly-owned subsidiary of Gold Crest Mines, Inc. Kisa Gold Mining, Inc., an Alaska Corporation, is a wholly-owned subsidiary of Niagara Mining and Development Company, Inc.

GOLD CREST MINES, INC.

2006 STOCK PLAN

1. <u>Establishment and Purposes of the Plan</u>. The purposes of the Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees, Directors and Consultants and to promote the success of the Company's business. The Plan seeks to achieve these purposes by providing for awards in the form of Restricted Common Stock or Options granted under the Plan (which may be Incentive Stock Options or Nonstatutory Stock Options, as determined by the Administrator at the time of grant).

2. <u>Definitions</u>. As used herein, the following definitions shall apply:

(a) "<u>Administrator</u>" means the Board or any of its Committees as shall be administering the Plan in accordance with Section 4 hereof.

(b) "<u>Affiliate</u>" means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

(c) "<u>Applicable Laws</u>" means the requirements relating to the administration of stock option plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any other country or jurisdiction where Options are granted under the Plan.

(d) "<u>Award</u>" means any award of an Option or a Restricted Share under the Plan.

(e) "<u>Board</u>" means the Board of Directors of the Company.

(f) "<u>Change in Control</u>" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a "Transaction") wherein the shareholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company or, in the case of a Transaction described in Section 2(x)(iii), the corporation or other business entity to which the assets of the Company were transferred (the "Transferee"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more subsidiary corporations or other business entities. The Board shall have the right to determine whether multiple sales or exchanges of the voting securities of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive. Notwithstanding the preceding sentence, a Change in Control shall not include a distribution or transaction in which the voting stock of the Company or a Parent or Subsidiary is distributed to the shareholders of a Parent of such entity. Any change in ownership resulting from an underwritten public offering of the Common Stock or the stock of any Parent or Subsidiary shall not be deemed a change in control for any purpose hereunder.

(g)   "Code" means the Internal Revenue Code of 1986, as amended.

(h)   "Committee" means a committee of Directors appointed by the Board in accordance with Section 4 hereof.

(i)   "Common Share" means one share of the common stock of the Company.

(j)   "Company" means Gold Crest Mines, Inc., a Nevada corporation, or any successor thereof.

(k)   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to the Company or a Parent or Subsidiary, provided that the identity of such person or the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act or, if the Company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, registration on a Form S-8 Registration Statement under the Securities Act of 1933, as amended.

(l)   "Director" means a member of the Board.

(m)   "Disability" means total and permanent disability as defined in Section 2(e)(3) of the Code.

(n)   "Employee" means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the 90th day of such leave, any Incentive Stock Option held by the Optionee shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(o)   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(p)   "Fair Market Value" means, as of any date, the value of Common Stock determined as follows:

(i)   If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the NASDAQ National Market, The NASDAQ SmallCap Market of The NASDAQ Stock Market or on the NASDAQ supervised OTC Bulletin Board, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)   If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination; or

(iii)   In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(q)   "Incentive Stock Option" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(r)   "Nonstatutory Stock Option" means an Option not intended to qualify as an Incentive Stock Option.

(s)   "Option" means a stock option granted pursuant to the Plan.

(t)   "Option Agreement" means a written or electronic agreement between the Company and an Optionee evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(u)   "Optioned Stock" means the Common Stock subject to an Option.

(v)   "Optionee" means the holder of an outstanding Option granted under the Plan.

(w)   "Outside Director" means a member of the Board who is not an Employee. Service as an Outside Director shall be considered employment for all purposes of the Plan, except as provided in Section 2(h)

(x)   "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(y)   "Parent" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z)   "Plan" means this Gold Crest Mines, Inc. 2006 Stock Plan.

(aa)   "Restricted Common Stock" means a Common Share awarded under the Plan.

(bb)   "Restricted Stock Agreement" means the agreement between the Company and the recipient of a Restricted Share that contains the terms, conditions and restrictions pertaining to such Restricted Share.

(cc)   "Service Provider" means an Employee, Director or Consultant.

(dd)   "Share" means a share of the Common Stock, as adjusted in accordance with Section 13 below.

(ee)   "Subsidiary" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3.   Stock Subject to the Plan. Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Shares that may be subject to option and sold under the Plan is Eleven Million (11,000,000) Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

If an Option expires or becomes unexercisable without having been exercised in full, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon the grant of Restricted Common Stock or the exercise of an Option, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of restricted stock issued pursuant to an Option are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan. However, except as adjusted pursuant to Section 13, in no event shall more than two million (3,000,000) Shares be available for issuance pursuant to the exercise of Incentive Stock Options (the "ISO Share Issuance Limit").

4.   Administration of the Plan.

(a)   The Plan shall be administered by the Board or a Committee appointed by the Board, which Committee shall be constituted to comply with Applicable Laws.

(b)   Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee, the specific duties delegated by the Board to such Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority in its discretion:

(i)   to determine the Fair Market Value;

(ii)   to select the Service Providers to whom Options may from time to time be granted hereunder;

(iii)   to determine the number of Shares to be covered by each such Option granted hereunder;

(iv)   to approve forms of agreement for use under the Plan;

(v)   to determine the terms and conditions of any Restricted Common Stock grant or Option granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options may be exercised (which may be based on performance criteria), any vesting, acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Restricted Common Stock grant, Option or the Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(vii) to allow Optionees to satisfy withholding tax obligations by electing to have the Company withhold from the Shares to be issued upon exercise of an Option that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by Optionees to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable; and

(viii) to construe and interpret the terms of the Plan and Restricted Common Stock and Options granted pursuant to the Plan.

(c) Effect of Administrator's Decision. All decisions, determinations and interpretations of the Administrator shall be final and binding on all Grantees and Optionees.

5. Eligibility. Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) Incentive Stock Option Limit. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Optionee during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) At-Will Employment. Neither the Plan nor any Option shall confer upon any Grantee or Optionee any right with respect to continuing the Grantee or Optionee's relationship as a Service Provider with the Company, nor shall it interfere in any way with his or her right or the Company's right to terminate such relationship at any time, with or without cause, and with or without notice.

7. Term of Plan. Subject to shareholder approval in accordance with Section 19, the Plan shall become effective upon its adoption by the Board. Unless sooner terminated under Section 15, it shall continue in effect for a term of ten (10) years from the later of (i) the effective date of the Plan, or (ii) the date of the most recent Board approval of an increase in the number of shares reserved for issuance under the Plan.

8.   Term of Option. The term of each Option shall be stated in the Option Agreement; provided, however, that the term shall be no more than fifteen (15) in the case of a NonQualified Option and ten (10) years from the date of grant thereof in the case of an Incentive Stock Option. In the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

9.   Option Exercise Price and Consideration.

(a)   Exercise Price. The per share exercise price for the Shares to be issued upon exercise of an Option shall be such price as is determined by the Administrator, but shall be subject to the following:

(i)   In the case of an Incentive Stock Option

(A)   granted to an Employee who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B)   granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii)   In the case of a Nonstatutory Stock Option, the per Share exercise price shall be determined by the Administrator.

(iii)   Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to an assumption or substitution of another option in connection with a merger or other corporate transaction.

(b)   Forms of Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). Such consideration may consist of, without limitations, (1) cash, (2) check, (3) promissory note, (4) other Shares, provided any Shares acquired from the Company, either directly or indirectly, (x) have been owned by the Optionee for more than six months on the date of surrender, and (y) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option shall be exercised, (5) consideration received by the Company under any cashless exercise program as may be adopted by the Administrator from time to time, or (6) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider, among other things, if acceptance of such consideration may be reasonably expected to benefit the Company. Notwithstanding the foregoing, the Administrator may permit an Optionee to exercise his or her Option by delivery of a full-recourse promissory note secured by the purchased Shares. The terms of such promissory note shall be determined by the Administrator, in its sole discretion.

10. Exercise of Option.

(a) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms hereof at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. Unless the Administrator provides otherwise, vesting of Options granted hereunder shall be suspended during any unpaid leave of absence. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Optionee or, if requested by the Optionee, in the name of the Optionee and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 13 of the Plan.

Exercise of an Option in any manner shall result in a decrease in the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(b) Termination of Relationship as a Service Provider. If an Optionee ceases to be a Service Provider, such Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of the Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for three (3) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(c) Disability of Optionee. If an Optionee ceases to be a Service Provider as a result of the Optionee's Disability, the Optionee may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Optionee's termination. If, on the date of termination, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(d)   Death of Optionee. If an Optionee dies while a Service Provider, the Option may be exercised for a period of one year from the Optionee's death (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement), by the Optionee's designated beneficiary, provided such beneficiary has been designated prior to Optionee's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Optionee, then such Option may be exercised by the personal representative of the Optionee's estate or by the person(s) to whom the Option is transferred pursuant to the Optionee's will or in accordance with the laws of descent and distribution. If, at the time of death, the Optionee is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

11.   Limited Transferability of Options.   Unless determined otherwise by the Administrator, Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the Optionee, only by the Optionee. Notwithstanding the foregoing, to the extent permitted by the Administrator, in its discretion, and set forth in the Option Agreement evidencing such Option, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act and the General Instructions to Form S-8 Registration Statement under the Securities Act.   In addition, any transferable Option shall contain additional terms and conditions as the Administrator deems appropriate.

12.   Common Stock.

(a)   Restricted Stock Agreement. Each grant of Restricted Common Stock under the Plan shall be evidenced by a Restricted Stock Agreement between the recipient and the Company. Such Restricted Shares shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Restricted Stock Agreements entered into under the Plan need not be identical.

(b)   Payment for Awards. Subject to the following sentence, Restricted Shares may be sold or awarded under the Plan for such consideration as the Committee may determine, including (without limitation) cash, cash equivalents and past services. To the extent that an Award consists of newly issued Restricted Shares, the consideration shall consist exclusively of cash, cash equivalents or past services rendered to the Company.

(c)   Vesting Conditions. Each award of Restricted Shares may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Restricted Stock Agreement. A Restricted Stock Agreement may provide for accelerated vesting in the event of the Participant's death, disability or retirement or other events. The Committee may determine, at the time of granting Restricted Shares or thereafter, that all or part of such Restricted Shares shall become vested in the event that a Change in Control occurs with respect to the Company or in the event that the Participant is subject to an Involuntary Termination after a Change in Control.

(d)   Voting and Dividend Rights. The holders of Restricted Shares awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders.

A Restricted Stock Agreement, however, may require that the holders of Restricted Shares invest any cash dividends received in additional Restricted Shares. Such additional Restricted Shares shall be subject to the same conditions and restrictions as the Award with respect to which the dividends were paid.

13. Adjustments Upon Changes in Capitalization, Merger or Change in Control.

(a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number and type of Shares which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, the ISO Share Issuance Limit, and the number and type of Shares covered by each outstanding Option, as well as the price per Share covered by each such outstanding Option, shall be proportionately adjusted for any increase or decrease in the number or type of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company. The conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number, type or price of Shares subject to an Option.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Optionee as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for an Optionee to have the right to exercise his or her Option until fifteen (15) days prior to such transaction as to all of the Optioned Stock covered thereby, including Shares as to which the Option would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option applicable to any Shares purchased upon exercise of an Option shall lapse as to all such Shares, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Option will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control. In the event of a Change in Control, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. If, in such event, the Option is not assumed or substituted, then the Optionee shall fully vest in and have the right to exercise this Option as to all of the Optioned Stock, including Shares as to which it would not otherwise be vested or exercisable. If this Option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a Change in Control, the Administrator shall notify the Optionee in writing or electronically that this Option shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and this Option shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option shall be considered assumed if, following the Change in Control, the Option confers the right to purchase or receive, for each Share of Optioned Stock subject to the Option immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option, for each Share of Optioned Stock subject to the Option, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

14. <u>Time of Granting Options</u>. The date of grant of an Option shall, for all purposes, be the date on which the Administrator makes the determination granting such Option, or such later date as is determined by the Administrator. Notice of the determination shall be given to each Service Provider to whom an Option is so granted within a reasonable time after the date of such grant.

15. <u>Amendment and Termination of the Plan</u>.

(a) <u>Amendment and Termination</u>. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) <u>Shareholder Approval</u>. The Board shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) <u>Effect of Amendment or Termination</u>. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Administrator, which agreement must be in writing and signed by the Optionee and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Options granted under the Plan prior to the date of such termination.

16. <u>Conditions Upon Issuance of Shares</u>.

(a) <u>Legal Compliance</u>. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) <u>Investment Representations</u>. As a condition to the exercise of an Option, the Administrator may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

17. <u>Inability to Obtain Authority</u>. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

18.   Reservation of Shares. The Company, during the term of this Plan, shall at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

19.   Registration of Shares. The Company may, but shall not be required to, register the Stock Subject to the Plan pursuant to a Registration Statement of Form S-8, if applicable. In such event the Company shall not be required to include any Restricted Common Stock or shares issued upon exercise of Options prior to the effective date of the Form S-8.

20.   Shareholder Approval. The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval shall be obtained in the degree and manner required under Applicable Laws. Until the receipt of such shareholder approval, no Incentive Stock Options granted hereunder may be exercised.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Gold Crest Mines, Inc. 2006 Stock Plan as duly adopted by the Board on October 5, 2006.

/s/ Terrence J. Dunne

Terrence J. Dunne, Secretary